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MEMSIC

2009

Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-33813

MEMSIC, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**04-3457049**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

One Tech Drive, Suite 325
Andover, MA 01810
Telephone: (978)738-0900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.00001 par value	**The Nasdaq Stock Market, LLC (Nasdaq Global Market)**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of voting stock held by non-affiliates of the registrant was approximately $67,500,058.

On March 29, 2010, 23,804,863 shares of our common stock were outstanding.

MEMSIC, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

INDEX

PART I

Item 1. *Business*

We provide advanced semiconductor sensor and system solutions based on integrated micro electro-mechanical systems, or MEMS, technology and mixed signal circuit design. Our accelerometer products are used to measure tilt, shock, vibration and acceleration, and have a wide range of applications such as mobile phones, automotive safety systems and video projectors. We combine proprietary thermal-based MEMS technology and advanced analog mixed signal processing circuitry design into a single chip using a standard complementary metal-oxide semiconductor, or CMOS, process. We believe that this approach allows us to provide sensor solutions at a lower cost, with higher performance and greater functionality than our competitors. In addition, our technology platform allows us to easily integrate additional functions or create new sensors to expand into magnetic, touch and flow sensors and related applications.

Any product that requires the control or measurement of motion is a potential application for accelerometers. For example, in mobile phones, accelerometers enable a variety of value-added functions such as image orientation, gaming control and text scrolling. In automotive applications, accelerometers are being deployed in airbag, electronic stability control, rollover protection, and navigation systems. In consumer applications, accelerometers are used in global positioning systems, video gaming systems and interactive toys. Industrial and medical applications include inclination sensing, earthquake detection and cardiac pacemakers.

We are a pioneer in providing accelerometers to China's fast-growing mobile phone market and are among the leading providers of accelerometers for image projectors, supplying to several Japanese original equipment manufacturers ("OEM"). Our largest automotive customer is Autoliv, Inc., a leading European automotive safety systems supplier. We are also capitalizing on our proprietary MEMS technology to develop new types of sensor solutions that will broaden our market opportunities. For example, we recently introduced a new line of MEMS-based magnetic sensors that provide enhanced digital compass capabilities for mobile applications such as cell phones and personal navigation devices. Our industrial solutions business unit has developed a prototype for a MEMS-based gas-flow meter for use in industrial applications, primarily in the China market.

We manufacture our products utilizing a "semi-fabless" model by outsourcing the production of CMOS wafers and completing the post-CMOS MEMS process in-house. By outsourcing the standard CMOS manufacturing process, we are able to leverage mature semiconductor infrastructure and standard wafer fabrication processes and, in turn, more efficiently manage our capital expenditures. Moreover, we believe that retaining the key MEMS manufacturing process in-house enables us to protect and retain control over our key proprietary technology more effectively and to create a higher barrier to entry.

Founded in March 1999, we are headquartered in Andover, Massachusetts and have engineering and manufacturing facilities in Wuxi, Jiangsu Province, China. We conduct research and development at our facilities in Andover, Wuxi and Chicago, Illinois. Our research and development teams work closely with each other in our product and technology research and development activities. This enables us to access experienced and creative design talent in the United States, while benefiting from competitive engineering and manufacturing costs in China. In addition, our presence in China places us in close proximity to the supply chain for the large Chinese markets for mobile phones and consumer electronics.

Recent Developments

In January 2010 we acquired from Crossbow Technology, Inc., a leading supplier of wireless sensor technology and inertial MEMS sensors for navigation and control, the non-military portion of Crossbow's inertial navigation systems business and its wireless sensor network Mote and eKo environmental monitoring business, along with related intellectual property and fixed assets. In addition, 21 Crossbow employees, including engineering, sales and marketing personnel, joined our new operations in San Jose, California. With this acquisition, we significantly strengthened our capability to develop integrated sensing systems that incorporate sensors with on-board computing, wireless communications and systems and application software solutions. We also broadened our customer base to include industrial and aerospace markets that we believe may offer higher margins and more stability than the mobile and consumer markets. We also believe that our strong presence in China provides us with an opportunity to introduce these newly acquired wireless sensor network and inertial systems products in the fast-growing Chinese market.

Additionally, in March 2010, we completed the construction of our new manufacturing facility and research and development center in Wuxi, China. The newly finished facility encompasses 20,800 square meters, including a 8,700 square meter research and development institute, which was in use during the fourth quarter of 2009, and a 12,100 square meter manufacturing facility, which is in the process of being fitted out and equipped. The two new buildings are adjacent to our current manufacturing facility in Wuxi, which encompasses 4,200 square meters and has been in operation since 2004. The new facility brings our total manufacturing space to 16,300 square meters and, when fitted out and combined with our existing facility, will provide sufficient capacity to meet the increased demand we expect for our sensor components in the next few years. The new research and development facility will also enable us to attract and expand product development and application engineering resources for the development of smart sensor solutions as well as enhance our ability to provide technical support to our customers.

Industry Overview

Sensors are a category of analog semiconductors that measure the strength or presence of a physical property such as voltage, current, temperature, pressure, weight, light, sound or speed. MEMS-based sensors incorporate a micro electro-mechanical system as the active "sensing" function while the integrated analog circuitry provides an electronic interface. As digital semiconductors become more technologically advanced, analog and mixed-signal semiconductor devices that interface with them, such as sensors, must also operate with greater speed, accuracy and efficiency.

Sensors based on MEMS are used for motion, direction and pressure sensing applications. Examples include accelerometers which are used to measure acceleration or gravitational forces, pressure sensors and gyroscopes which are used for sensing rotational motion. The market for MEMS sensors is expected to expand as functions and products enabled by MEMS sensor solutions achieve broader penetration in the mobile phone, consumer, automotive, aerospace, medical and industrial markets. We expect that as MEMS technology advances, it will enable electronic systems to become smaller, faster, more energy-efficient and less expensive.

In the last three years, the mobile phone handset market has accounted for the largest component of our net sales. We believe that the mobile phone market continues to offer growth opportunities for sales of MEMS sensors, as functionality based on accelerometers as well as magnetic sensors increasingly becomes a standard feature of current cell phones. MEMS sensors are also increasingly employed in other consumer applications. Accelerometers have a wide range of applications for consumer electronics, including projectors, laptop computers, personal navigation systems, audio players, digital cameras and gaming controls. Future growth areas in consumer applications for accelerometers may include video game controls and children's toys, where increasingly sophisticated and interactive applications are being incorporated. As technology advances, manufacturers, software developers and other solution providers have introduced products integrating accelerometers and magnetic sensors that enable applications such as picture orientation, gaming control and navigation, as well as a broad range of location-based services. Other potential growth markets for MEMS sensors include aerospace, medical and industrial applications.

The automotive industry is also a major market for our MEMS sensor systems. MEMS sensors have become essential in a variety of automotive applications for improving passenger safety and comfort. They have been employed in airbag deployment systems, which were the first high-volume application for MEMS sensors, rollover detection, electronic stability control, navigation, vehicle security and tire pressure monitoring systems. In rollover detection systems, accelerometers can measure the roll axis of a vehicle, and upon determining that a rollover is imminent, deploy passenger safety devices before the tire is lifted from the ground. Accelerometers are also used to sense under-steer or over-steer in electronic stability control systems which can then apply braking force to wheels and/or reduce excess engine power. Key factors contributing to the increasing use of MEMS sensors in the automotive market include the adoption of heightened safety standards in developing countries such as China and India, increased demand for electronic stability control and rollover safety systems, and growth in the use of navigation systems.

The original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") that drive demands for our MEMS sensor systems, continuously seek to provide more integrated system-level solutions, reduce costs to enable mass-market adoption for consumer applications (generally a more price-sensitive market), deliver products with increased portability for increasingly smaller devices and develop products with greater functionality.

Our Competitive Strengths

Our key competitive strengths include the following:

Proprietary technology enabling superior reliability, functionality and pricing. We have proprietary rights to produce MEMS accelerometers based on a unique thermal technology which has higher shock tolerance, lower failure rate and lower cost relative to alternative mechanical solutions. Our accelerometers can be manufactured on a standard CMOS process with on-chip mixed signal processing, which enables us to enhance reliability and reduces our production cost. This standardized process enables us to easily integrate additional functions or create new sensors for MEMS applications beyond accelerometers and expand into the magnetic, touch and flow sensor markets.

Comprehensive system solutions offering. Our solutions involve the development of a fully-integrated sensor system on a chip, together with the reference designs, algorithms, source code and, in some cases, the application content to facilitate rapid commercial introduction. For example, our new line of magnetic sensors incorporates our Intelligent Heading Correction algorithms, which automatically calibrate the device and, compensate for the extraneous magnetic interference, providing high accuracy and promoting ease of use. Our recent Crossbow acquisition has enhanced our capabilities in designing and developing integrated "smart sensing" solutions. Integrated solutions such as this enable our customers to shorten their product development cycle and allow for rapid adoption of our products in new applications.

Leading market position and established customer relationships. We are a pioneer in providing accelerometers to China's large mobile phone market. We are also among the leading sensor providers in a diverse range of other applications such as key-stone screen adjustment sensors for image projectors, supplying to several Japanese OEMs. In addition, our accelerometers are incorporated in rollover protection devices for the automotive market where Autoliv, Inc. is a major customer. We have developed close working relationships with our customers and regularly work together with them on new applications development.

Efficient semi-fabless manufacturing model creating higher entry barrier. Our semi-fabless model reduces capital expenditures while retaining manufacturing control over key MEMS-based process steps. We outsource the production of standard CMOS wafers, which we consider to be a commodity, to our foundry service provider, and perform in-house the proprietary post-CMOS MEMS process of building MEMS on top of the standard CMOS wafer. We believe that by performing proprietary manufacturing processes in-house, we create a higher barrier to entry.

Strong technology-driven management team. Our management team has extensive experience in the MEMS and integrated circuit design industry. Our founder and CEO, Dr. Yang Zhao, has been dedicated to the research and development of MEMS sensors since the early 1990's while he was a doctoral student at Princeton University, and is named as an inventor on eight patents we own and three of our pending patent applications in the United States. Furthermore, our management team has successfully guided us through our rapid business expansion while maintaining focus on the development and expansion of our core technological capabilities.

Our Strategy

Key elements of our strategy for growth include the following:

Increase penetration of existing markets and customers. We are actively seeking design wins by capitalizing on existing relationships with major OEM customers in the automotive, industrial and business tools markets in China, Taiwan, Japan, Europe and the United States. While we currently provide a limited range of products to our existing customers, we are focused on expanding these relationships to broaden the adoption of our solutions across additional product lines and applications.

Diversify into new sensor and integrated "smart sensing" system products. We have a strong foundation and the capabilities to diversify into new sensor products, including magnetic, temperature, pressure, flow sensors and gyroscopes. Emerging applications for sensors typically lack incumbent competitors, thereby providing an opportunity for a first-mover to define the dominant application technology. We also believe that there is an opportunity in integrated sensor products, which combine multiple sensing devices onto one chip and "smart sensing" systems that integrate sensors with on-board processors, and other elements such as wireless communications and software to provide a complete sensing solution.

Maintain cost leadership. We intend to maintain our cost advantage by developing new innovative proprietary technologies, focusing on designing products on readily available foundry processes, and leveraging our low-cost manufacturing capabilities in China. For example, an important goal in integrating the businesses we acquired from Crossbow will be to drive down the manufacturing cost of the acquired products by transitioning manufacturing to our facility in China.

Leverage cross-continental research and development model to strengthen technology platform. We have research and development teams in Andover, Chicago, San Jose and Wuxi that work closely with each other in our product and technology research and development activities. Our U.S. team is responsible for original research and development activities while our China team focuses on implementing the technology developed by our U.S. team. We believe that this cross-continental research and development model keeps us at the forefront of MEMS sensor research while maintaining a competitive cost base.

Engage in selective acquisitions to build new MEMS capabilities. We intend to continue to evaluate and potentially make acquisitions of technologies and businesses that are complementary to our product portfolio, such as our January 2010 acquisition of business lines from Crossbow and our 2008 acquisition of industrial gas-flow meter technology from MEMStron. We believe that there is a large market potential for integrated system-on-chip sensor products which incorporate multiple types of sensors. While we develop our technologies in-house, we are also actively seeking opportunities to acquire or license key technologies from third parties as well. We believe our strong core technology platform and our newly enhanced smart sensing systems design capabilities will also provide us an advantage in integrating the acquired technologies to create a broader range of sensor solutions products in the market.

Corporate Information

We are a Delaware corporation incorporated in February 1999. Our headquarters are located in Andover, Massachusetts. We have a wholly-owned subsidiary located in Wuxi, Jiangsu Province of China, which was organized as a wholly foreign-owned enterprise under PRC law. Our Andover headquarters are primarily responsible for sales and marketing, finance, and research and development. Our Wuxi subsidiary is primarily responsible for various aspects of manufacturing, including product and manufacturing engineering and quality assurance, as well as application engineering, product development and sales to support the Asia market. In addition, we conduct research and development activities in Chicago, Illinois.

Our principal executive offices are located at One Tech Drive, Suite 325, Andover, Massachusetts 01810. Our telephone number is (978) 738-0900 and our website is www.memsic.com. Information contained on our website is not part of this Annual Report on Form 10-K.

Conventions that Apply in this Annual Report on Form 10-K

Unless otherwise indicated, references in this Annual Report on Form 10-K to:

- "U.S. dollars," "$," and "dollars" are to the legal currency of the United States;
- "China" or the "PRC" are to the People's Republic of China, excluding, for the purpose of this Annual Report on Form 10-K only, Hong Kong, Macau and Taiwan; and
- "RMB" and "Renminbi" are to the legal currency of the People's Republic of China.

Unless the context indicates otherwise, "we," "us," "our company," "the Company," "our," and "MEMSIC" refer to MEMSIC, Inc. and its subsidiary.

This Annual Report on Form 10-K contains translations of certain RMB amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations from RMB to U.S. dollars were made at the buying rate in effect on December 31, 2009 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.8259 to $1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report on Form 10-K could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See "Risk Factors—Risks Related to Doing Business in China—Fluctuations in the value of RMB could negatively impact our result of operations" and "—Restrictions on currency exchange may limit our ability to receive and use our revenue effectively" for discussions of the effects of fluctuating exchange rates and currency control on the value of our common stock. On December 31, 2009, the buying rate was RMB6.8259 to $1.00.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those listed under "Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential," "might," "would," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K after we file this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise. Before you invest in our common stock, you should be aware that the occurrence of any of the events described in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K could harm our business, prospects, operating results and financial condition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Item 1A. *Risk Factors*

Risks Relating to Our Business and Industry

The recent global recession may adversely affect our business, results of operations and financial condition.

The U.S. and other global economies have recently experienced a recession that has affected all sectors of the economy, resulting in declines in economic growth and consumer confidence, increases in unemployment rates and uncertainty about economic stability. Global credit and financial markets have also experiencing disruptions, including diminished liquidity and credit availability and rapid fluctuations in market valuations. Our business has been affected by these conditions and is likely to be affected by them in the future, and there is no certainty that recent improvements in economic conditions will continue, or that economic conditions will not deteriorate further. These uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. Weak economic conditions may lead consumers and businesses to continue to postpone spending, which may cause our customers to cancel, decrease or delay their existing and future orders with us. In addition, the inability of customers to obtain credit could negatively affect our revenues and our ability to collect receivables. In addition, financial difficulties experienced by our suppliers or distributors could result in product delays, increased accounts receivable defaults and inventory challenges. If the uncertain economic conditions continue or further deteriorate, our business and results of operations could be materially and adversely affected, as a result of, among other things:

- reduced demand for our products, particularly in industries such as the automotive industry that have been severely affected by the global recession;
- increased risk of order cancellations or delays;
- increased pressure on the prices for our products, such as we have already experienced in the handset market in China;

- greater difficulty in collecting accounts receivable; and
- risks to our liquidity, including the possibility that we might not have access to our cash and investments when needed.

We are unable to predict the prospects for recovery from the recent global downturn and disruption in credit and financial markets, but the longer the duration of these uncertainties, the greater the risks we face in operating our business.

Our limited operating history makes it difficult to evaluate our business and prospects.

We commenced operations in 1999, began to generate revenue in 2001, and first became profitable in 2004. Our limited operating history may not provide a meaningful basis for evaluating our business and prospects. Our net sales and net income grew significantly from 2001 to 2009. Our net sales were $28.4 million in 2009 and $20.1 million in 2008. Our net income (loss) was $24,000 in 2009 and ($1.7) million in 2008. We cannot accurately predict the duration or severity of the current adverse economic conditions or their impact on our customers' demand for our products, and as a result, it is difficult for us at this time to reliably forecast our longer-term revenues or results of operations. Accordingly, you should not rely on the results of any prior periods as indicative of our future revenue or net income growth or financial results. You should consider our business and prospects in light of the risks and uncertainties experienced by entrepreneurial companies seeking to develop products in a rapidly-changing market. Some of these risks and uncertainties relate to our ability to:

- maintain our sales growth and profit margin;
- preserve our position in the MEMS sensor market;
- manage our expanding operations and product offerings;
- expand manufacturing capacity in time to meet surges in market demand;
- manage our relationships with our service providers and suppliers, including our ability to obtain manufacturing capacity from semiconductor foundries during surges in market demand;
- develop and deliver new products successfully; and
- successfully integrate any future acquisitions.

If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition and results of operations may be materially and adversely affected.

Our quarterly and annual operating results have fluctuated and may continue to fluctuate and are difficult to predict and if we do not meet financial expectations of securities analysts or investors, the price of our common stock will likely decline.

Our quarterly and annual operating results have fluctuated and may continue to fluctuate as a result of a number of factors, many of which are beyond our control. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. For example, while we recorded net income of $24,000, or $0.00 per diluted share, for 2009, we expect to incur a loss in the range of ($0.11) to ($0.13) per share in the first quarter of 2010, due in part to transaction costs related to our Crossbow acquisition and the addition of related engineering and sales staff. Our quarterly and annual net sales and profit margin may be significantly different from our historical amounts, and in future periods may fall below expectations. In particular, our gross margins declined significantly in 2009, and could continue to decline. These and other risks described in this "Risk Factors" section, including the following factors, could cause our quarterly and annual operating results to fluctuate from period to period:

- the loss of one or more of our key customers;

- the cancellation or deferral of customer orders in anticipation of our new products or product enhancements, or due to a reduction in our customers' end demand;
- changes in the price we charge for our products or our pricing strategies, which may be impacted by economic conditions or the pricing strategies of our competitors;
- the cyclicality of the semiconductor industry and seasonality in sales of products into which our products are incorporated;
- seasonal fluctuations of some of our product application markets as well as geographical markets; and
- the length of the product development cycle for our new products.

In addition, we plan our operating expenses, including research and development expenses, hiring of additional personnel and investments in inventory, in part on our expectations of future revenue, and our expenses are relatively fixed in the short term. We have recently implemented cost reduction measures to reduce our operating expenses. However, if revenue for a particular quarter is lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. If our operating results in future quarters fall below the expectations of securities analysts or investors, the market price of our common stock will likely decline.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross margins.

In the semiconductor industry, the average selling price of a product typically declines significantly over the life of the product. In the past, we have reduced the average selling prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to similarly reduce our products' average selling prices over the life of any particular product in the future. Reductions in our average selling prices to one customer could also impact our average selling prices to other customers. A decline in average selling prices can harm our gross margins. For example, our gross margins have declined from 47.9% in 2008 to 45.6% in 2009, primarily as a result of decreasing unit prices in response to competitive pressures in the mobile handset market. Our financial results will suffer if we are unable to offset reductions in our average selling prices by increasing our sales volumes, reducing our costs, adding new features to our existing products or developing new or enhanced products on a timely basis with higher selling prices or gross margins.

Acquisitions or investments that we make to expand our business may expose us to new risks and we may not realize the anticipated benefits of these acquisitions or investments.

As part of our growth strategy, we will continue to evaluate opportunities to acquire or invest in other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Acquisitions or investments that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

- problems integrating the acquired operations, technologies or products into our existing business and products;
- diversion of management's time and attention from our core business;
- adverse effects on existing business relationships with customers;
- need for financial resources above our planned investment levels;
- failures in realizing anticipated synergies;
- difficulties in retaining business relationships with suppliers and customers of the acquired company;

- risks associated with entering markets in which we lack experience;
- potential loss of key employees of the acquired company;
- potential write-offs of acquired assets; and
- potential expenses related to the amortization of intangible assets.

Our failure to address these risks may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment may require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we issue new equity securities to pay for acquisitions, our stockholders may experience dilution. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

Our recent Crossbow acquisition in particular exposes us to new risks that we have not previously faced.

The product lines we acquired from Crossbow are more highly integrated than our existing products, involve different technologies, more complex manufacturing, assembly and test processes and require more technical support than those required by our current product lines. The sales process and customer base for the Crossbow products also differs substantially from those of our current products. Our manufacture and sale of the inertial navigation systems for use in general aviation that we acquired from Crossbow are subject to extensive regulatory requirements, including requirements that we obtain and maintain certifications from the United States Federal Aviation Administration, or FAA. Malfunctions in these inertial navigation systems could expose users to the risk of injury or death, and a product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend. We have no previous experience in designing, manufacturing, selling and supporting products of this type, and there can be no assurance that we will be successful in these endeavors. We are substantially reliant for the operation of this business on former Crossbow management, engineering, sales and marketing personnel who have become our employees. Until we are able to transition to our own manufacturing processes in China, a process that we anticipate will take at least 12 to 18 months, we will be dependent on Crossbow to manufacture these products for us under a contract we entered into with Crossbow as part of the acquisition. If we are unable to obtain necessary FAA certification of our manufacturing facility and processes in China, or experience other unforeseen difficulties in transitioning the manufacture of the acquired products to our own facility in China, we may be unable to achieve the product cost improvements that we anticipate for these acquired businesses. The integration of the lines of business, technologies, personnel and operations we acquired from Crossbow could result in significant diversion of our management's attention and could also require the incurrence of substantial costs, which could adversely affect our profitability in the near term. Our failure to effectively address these risks, or to successfully integrate the businesses we acquired from Crossbow, or other businesses we may acquire, could have a material adverse effect on our business, our reputation and our results of operations.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or future competitors. If we do not compete successfully, our market share and revenue may decline. We and our distributors currently sell substantially all of our accelerometer products to original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs. We face competition primarily from traditional capacitive/piezoresistive-based accelerometer manufacturers, and, more recently, from manufacturers of low cost components such as mechanical switches that can be used as alternatives to our accelerometers in certain applications, such as orientation detection for mobile phones. Our Crossbow acquisition will expose us to competition from additional sources that we currently do not experience. Most of our current competitors have longer operating histories, significantly greater resources, brand recognition and a larger base of customers than we do. In addition, these competitors may have greater credibility with our existing or potential customers. Moreover, many of our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future market trends and requirements that may not be available to us. Additionally, some of our larger competitors may be able to provide greater incentives to customers through rebates and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate accelerometer functionality into other products that we do not sell. These factors may make it difficult for us to gain or maintain market share.

Our ability to grow depends on our ability to secure and maintain relationships with OEM and ODM customers. If we cannot continue to achieve design wins, if our design wins do not result in large volume orders, or if we fail to meet an OEM's development and service demands, our ability to grow will be limited.

Our ability to grow depends on our ability to continue to achieve design wins with OEMs and ODMs to whom we sell either directly or through our distributors. In order to achieve a design win, where our product is incorporated into an OEM's or ODM's product design, we may often need to make modifications to our products or develop new products that involve significant technological challenges. We may also incur significant product development costs by participating in lengthy field trials and extensive qualification programs. We cannot assure you that these efforts would result in a design win.

Furthermore, a design win is not a binding commitment to purchase our products and may not result in large volume orders of our products. Rather, it is a decision by an OEM or ODM to use our products in the design process of that OEM's or ODM's products. OEMs and ODMs can choose at any time to stop using our products in their designs or product development efforts. Moreover, even if our products were chosen to be incorporated into an OEM's or ODM's products, our ability to generate significant revenues from that OEM or ODM will depend on the commercial success of their products. Thus, a design win may not necessarily generate significant revenues if our customers' products are not commercially successful.

In addition, OEMs and ODMs place considerable pressure on us to meet their tight development schedules. These customers also often require extensive and localized customer support. As a result, we may be required to significantly expand our customer support organization. Devoting a substantial amount of our limited resources to one or more of these customer relationships could result in opportunity costs which detract or delay us from completing other important product development projects for our other existing customers, which could in turn impair our relationships with existing customers and negatively impact sales of the products under development.

We do not have long-term purchase commitments from our customers, including OEMs and ODMs, and our ability to accurately forecast demand for and sales of our products is limited, which may result in excess or insufficient inventory and significant uncertainty and volatility with respect to our revenue from period to period.

We do not have long-term purchase commitments from our customers, including OEMs and ODMs. Our customers may cancel or reschedule purchase orders. Our customers' purchase orders may vary significantly from period to period, and it is difficult to forecast future order quantities. The lead time required by our foundry providers for wafer production is typically longer than the lead time that our customers provide to us for delivery of our products to them. Therefore, to ensure availability of our products for our customers, we typically ask our foundry providers to start wafer production based on forecasts provided by our customers in advance of receiving purchase orders. However, these forecasts are not binding purchase commitments, and we do not recognize revenue until our products are shipped to customers. Accordingly, we incur inventory and manufacturing costs in advance of anticipated sales. We cannot assure you that any of our customers will continue to place purchase orders with us in the future at the same level as in prior periods or that the volume of our customers' purchase orders will be consistent with our expectations when we plan our expenditures in advance of receiving purchase orders. Our anticipated demand for our products may not materialize. In addition, manufacturing based on customer forecasts exposes us to risks of high inventory carrying costs and increased product obsolescence, which may increase our costs. If we overestimate demand for our products, or if purchase orders are cancelled or shipments are delayed, we may be left with excess inventory that we cannot sell. Conversely, if we underestimate demand, we may not have sufficient inventory and may lose market share and damage our customer relationships. Obtaining additional supply in the face of product shortages may be costly or impossible, particularly in the short term, which could prevent us from fulfilling orders. As a result, our results of operations may fluctuate significantly from period to period in the future.

The length of our sales cycle is unpredictable, which makes it difficult for us to forecast revenue and may increase the volatility of our operating results.

We have a lengthy sales cycle that typically begins with our receipt of an initial request from a customer and ends when our customer executes a purchase order for production quantities. We typically need to obtain a design win to receive purchase orders. In some cases, due to the rapid growth of new product applications and technologies, this process can be time-consuming and requires substantial investment of our time and resources. In addition, our OEM and ODM customers may require significant time to test, evaluate and design our products into their products. Following a design win, OEMs and ODMs may need several months to begin large-volume production of the products that incorporate our products. Many factors beyond our control could affect the length of the sales cycle of our products. The uncertainties on the sales cycle length makes it difficult for us to forecast our revenue and may increase the volatility of our operating results.

We depend and expect to continue to depend on a limited number of customers for a high percentage of our revenues. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

For 2009, five customers each accounted for 10% or more of our net sales, consisting of four distributors with a total of 51.9% and an OEM, Autoliv, as to 23.6%. For 2008, five customers accounted for 10% or more of our net sales, consisting of four distributors with a total of 57.8% and Autoliv as to 21.0%. If a large distributor or other customer purchases fewer of our products, defers orders or fails to place additional orders with us, our revenue could decline, and our operating results may not meet market expectations. In addition, we face credit risks on some of our significant customers that are smaller companies. If those customers order our products, but fail to pay on time or at all, our liquidity and operating results could be materially and adversely affected.

Our success depends upon our customers' ability to successfully sell their products.

The success of our products depends, in significant part, on the success of our customers' products that incorporate our products. Most of our net sales in 2009 and 2008 were attributable to accelerometer products that were incorporated into products such as mobile phones, projectors and automobile parts. If any of our customers are unsuccessful in their sales, whether due to lack of market acceptance of their products, general industry slowdown, changes in the product supply chain or otherwise, our sales could be adversely affected. We are not certain whether these customers will be able to achieve success in their business or whether they will remain competitive in their business even if initially successful.

We rely on a small number of third-party foundries to manufacture wafers, which are significant components in our manufacturing process. If we are unable to secure sufficient supply of wafers, or if the wafers supplied to us do not meet our quality standards, we may be unable to ship finished products and our customer relationships may be damaged.

We currently rely on one foundry service provider to manufacture wafers used in our accelerometer products and two foundry service providers to supply wafers used for magnetic sensors.

Because we outsource our wafer production, which is a critical part of our manufacturing process, we face several significant risks, including:

- lack of manufacturing capacity at these foundries;

- limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and
- the unavailability of, or potential delays in obtaining access to, key process technologies.

The ability of these foundries to provide us with wafers is limited by their available capacity. We do not have a guaranteed level of production capacity with our principal foundry and it is difficult to accurately forecast our capacity needs. Furthermore, we do not have a long-term agreement with this foundry and we place our orders on a purchase order basis. As a result, if it raises its prices or is not able to meet our required capacity for any reason, including shortages or delays in shipment of semiconductor equipment or materials it uses to manufacture our wafers, or if our business relationship with our principal foundry deteriorates, we may not be able to obtain the required capacity from it and would have to seek alternative foundries, which may not be available on commercially reasonable terms, or at all. Using foundries with which we have no established relationships could expose us to potentially unfavorable pricing, unsatisfactory quality or insufficient capacity allocation.

Furthermore, our principal foundry can allocate capacity to the production of other companies' products and reduce deliveries to us on short notice. Many of its customers are larger than we are and may have long-term agreements with the foundry and may receive preferential treatment from it in terms of capacity allocation. Reallocation of capacity by the foundry to its other customers could impair our ability to secure the supply of wafers that we need, which could significantly delay our ability to ship our products, causing a loss of revenue and damage to our customer relationships. In addition, if we underestimate our needs for foundry capacity, our foundry may not have available capacity to meet our immediate needs or we may be required to pay higher costs to fulfill those needs, either of which could materially and adversely affect our business, operating results or financial condition.

Our key foundry service provider maintains facilities that are located in a region that is subject to earthquakes, typhoons and other natural disasters, as well as geopolitical risks and social upheaval.

Currently, all of the wafers used in our accelerometers are manufactured by a foundry in Taiwan. Taiwan is susceptible to earthquakes, typhoons, flood and other natural disasters, and has experienced severe earthquakes and typhoons in recent years that caused significant property damage and loss of life. In addition, this foundry is subject to risks associated with uncertain political, economic and other conditions in Taiwan and elsewhere in Asia, such as political turmoil in the region and the outbreak of contagious diseases, such as Severe Acute Respiratory Syndrome, or SARS, or any other epidemic such as avian flu. The occurrence of any of the foregoing could disrupt the foundry's operations, resulting in significant disruption or delays in deliveries of raw materials for our operations. As a result, our business operations could be significantly disrupted and deliveries of our products could be delayed.

Our products are complex and defects in our products could result in a loss of customers, damage to our reputation, decreased revenue, unexpected expenses, loss of market share and warranty and product liability claims.

Our products are complex and must meet our customers' stringent quality requirements. Such complex products may contain undetected errors or defects, especially when first introduced or when new versions are released. For example, our products may contain errors that are not detected until after they are shipped because we cannot test for all possible scenarios. Errors or defects can arise due to design flaws, defects in materials or components or as a result of manufacturing difficulties, which can affect both the quality and yield of the product. As our products become more complex, we face significantly higher risk of undetected defects. Any errors or defects in our products, or the perception that there may be errors or defects in our products, could result in customer rejection of our products, damage to our reputation, lost revenue, diversion of development resources and increases in customer service and support costs and warranty claims.

Failure of suppliers to deliver on a timely basis sufficient quantities of components or materials or licensed software used in our products may result in delays or other disruptions in introducing or shipping our products, which could adversely affect our business and operating results.

Some of the components, materials and software used in our products are purchased or licensed from a limited number of suppliers and it is difficult for us to redesign our products to incorporate components, materials or software from alternative suppliers. For example, we obtain the ceramic packaging materials that we use on our accelerometer products from only two suppliers. In addition, we purchase rights to media content developed for our accelerometer products sold to our mobile phone end-customers. If any of our suppliers terminates its relationship with us, or is unable to deliver components, materials or software in accordance with our requirements, we may not be able to find alternative sources on favorable terms on short notice. Our inability to find or develop alternative sources of components, materials and software, if and as required, could result in delays or other disruptions in introducing or shipping our products. If any of these events occur, our business and operating results could be adversely affected.

Our success depends on the continuing efforts of our senior management team and other key personnel and on our ability to successfully attract, train and retain additional key personnel.

Our future success depends heavily upon the continuing services of the members of our senior management team and various engineering and other technical personnel. In particular, our founder, Chief Executive Officer and director, Dr. Yang Zhao, was and remains central to the development and advancement of the thermal MEMS technology on which our accelerometer products have been designed and developed. In addition, our engineers and other technical personnel are critical to our future technological and product innovations. We have experienced significant turnover among our senior executive personnel since our initial public offering, including our termination in January 2009 of our Vice President of Engineering and the resignations of our Vice President of Marketing and Business Development in December 2008, of our Chief Financial Officer in June 2008 and of our Vice President and General Manager in January 2008. If Dr. Zhao or any of our two other executive officers were to resign or otherwise leave our employment, we might not be able to replace them easily or at all, and our business could be disrupted and our financial condition and results of operations could be materially and adversely affected. In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, distributors, know-how and key professionals and staff members. Although we maintain a "key person" life insurance policy on Dr. Zhao, we do not maintain such insurance for any of our other employees. We may incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacement for key personnel. Our industry is characterized by high demand and intense competition for talent and the pool of qualified candidates is very limited. We cannot assure you that we will be able to retain existing, or attract and retain new, qualified personnel, including senior executives and skilled engineers, whom we will need to achieve our strategic objectives. In addition, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. The loss of any of our key personnel or our inability to attract or retain qualified personnel, including engineers and others, could delay the development and introduction of, and would have an adverse effect on our ability to sell, our products as well as our overall business and growth prospects.

If we are unable to effectively manage changes in our rate of growth and address related financial, operational and systems requirements, our business and operating results could be harmed.

Our future growth and expansion require that we expand our operational, engineering and financial systems, procedures and controls and to improve our information technology, accounting and other internal management systems. However, as a result of the recent global economic recession, we encountered a period of low growth from 2007 to 2009 in which we were required to carefully control our costs and expenses in order to minimize the impact of lower revenues on our results of operations. To the extent that such measures may have impaired or delayed our new product development activities, they could adversely affect our competitiveness. Additionally, these expense control measures could adversely affect our ability to continue to make necessary improvements to our operational, financial and management information systems. We have recently experienced significant turnover among our senior executive personnel. Our expense reduction measures also included headcount reductions, particularly in our sales and marketing and general and administrative staffs. These changes have to some extent contributed, and may in the future contribute, to the challenge of effectively managing our changing operations. If we are unable to manage our changing rate of growth effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. To successfully manage our business in this rapidly changing environment, we believe we must effectively:

- hire, train, integrate and manage additional qualified engineers, senior managers, sales and marketing personnel and information technology personnel;
- implement additional, and improve existing, administrative and operational systems, procedures and controls;
- expand our finance and accounting team, which includes hiring additional personnel with U.S. GAAP and internal control expertise;
- continue to expand and upgrade our design and product development capabilities; and
- manage our relationships with semiconductor manufacturing service providers, customers, suppliers and other third parties.

Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities, and our business and financial results could be materially and adversely affected. We cannot assure you that we will be able to manage our growth effectively in the future.

Assertions by third parties of infringement by us of their intellectual property rights could disrupt our business, result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may receive claims from various industry participants alleging infringement of patents, trade secrets and/or other intellectual property rights in the future. Any lawsuit or administrative proceedings resulting from such allegations could subject us to significant liability for damages and invalidate our existing intellectual property rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation or administrative proceedings also could force us to do one or more of the following:

- stop selling products that have used technology or manufacturing processes containing the allegedly infringing intellectual property;
- pay damages to the party claiming infringement;
- attempt to obtain a license for the relevant intellectual property, which may not be available on commercially reasonable terms or at all; and
- attempt to redesign those products that contain the allegedly infringing intellectual property with non-infringing intellectual property, which may not be possible.

The outcome of a dispute may result in our need to develop non-infringing technology or enter into royalty or licensing agreements. We have agreed to defend certain of our distributors against any claims by third parties of infringement of intellectual property rights and to indemnify them for all costs and damages arising from such claims. Any intellectual property dispute could have a material adverse effect on our business, operating results or financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We design our accelerometer and non-accelerometer products in-house and rely on a combination of patents, trademarks and employee and third-party nondisclosure agreements to protect our intellectual property. As of December 31, 2009, we owned fifteen patents and had eight pending patent applications in the United States, and owned sixteen patents and had twenty-one pending patent applications and assignment in China. As of that date, we also had two issued patents and six pending patent applications in Japan, five pending patent applications in Germany, two pending patent applications filed with the European Patent Office and five pending patent applications filed under the Patent Cooperation Treaty (PCT). Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technology. Reverse engineering, unauthorized copying or other misappropriation of our technologies could enable third parties to benefit from our technologies without paying us. In addition, others may independently develop similar proprietary information and techniques, gain access to our intellectual property rights, disclose such technology or design around our patents. Additionally, we cannot assure you that any patent or registered trademark owned by us will be enforceable or will not be invalidated, circumvented or otherwise challenged in the PRC, the United States or other countries or that the rights granted thereunder will provide competitive advantages to us or that any of our pending or future patent applications will be issued with the scope of the claims sought by us, if at all. Furthermore, litigation may be necessary to enforce our patents and other intellectual property rights, protect our trade secrets, determine the validity of and scope of the proprietary rights of others, or defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources which could harm our business, could ultimately be unsuccessful in protecting our intellectual property rights, and may result in our intellectual property rights being held invalid or unenforceable. Moreover, foreign intellectual property laws may not protect our intellectual property rights. Enforcement of PRC intellectual property-related laws has historically been ineffective, primarily because of ambiguities in PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Our failure to protect our intellectual property effectively could harm our business, prospects and reputation.

Some of our key technologies and know-how are licensed from third parties, including a competing company, and the termination of any of the licenses will materially and adversely affect our business.

Our business relies on our ability to use, develop and otherwise exploit our accelerometer-related technologies and know-how. Some of our key technologies and know-how were acquired by us from Analog Devices through licensing arrangements as part of its investment in our company in 1999. All these licensing arrangements may be terminated upon the occurrence of certain events. In particular,

- Analog Devices assigned to us its license from Canada's Simon Fraser University, or SFU, on our core thermal accelerometer technology. SFU is entitled to terminate our license upon the occurrence of one of a number of events, including our failure to timely provide financial records. In addition, the license is terminated automatically upon the occurrence of insolvency, bankruptcy or other similar events.
- Analog Devices granted us an exclusive, perpetual license to its thermal accelerometer technology rights to use, make, have made, import, offer to sell, sell, develop, modify, reproduce and distribute thermal accelerometer products and agreed not to use such technology rights to make or sell thermal accelerometer products itself. Analog Devices is entitled to terminate this license if our company is dissolved or liquidated or if we breach a material provision of the license agreement.
- Analog Devices granted us a non-exclusive license to certain of its testing, wafer sawing and wafer level capping and chip-level packaging technology rights to use, make, have made, import, offer to sell, sell, develop, modify, reproduce and distribute thermal accelerometer products. Analog Devices may terminate this license if our company is dissolved or liquidated or if we breach a material provision of the license agreement.

Under our license with SFU, SFU is entitled to continue to use the licensed technology existing at the time of the license agreement, which was entered into in March 1999, as well as any related technology it develops thereafter without our support. Although we understand that SFU has not developed commercialized products based on its patented accelerometer technology to date, we cannot assure you that it will not do so in the future. If SFU seeks to develop commercialized products based on the accelerometer technology, it may deem us as a competitor and seek to terminate or limit the scope of our license, and as a result, our business, operations, financial condition and results of operation may be materially and adversely affected.

Our company has a significant relationship with Analog Devices. Dr. Yang Zhao, our founder and CEO, was a key member of Analog Devices' MEMS division for a number of years and we received our initial funding and technologies from Analog Devices. However, we also consider Analog Devices a significant competitor in our industry. If Analog Devices seeks to terminate, limit the scope of, or increase the fees of, any of our licenses granted or assigned by them, our business, operations, financial condition and results of operation may be materially and adversely affected.

The loss of the services of our independent packaging service provider could disrupt our shipments, harm our customer relationships and reduce our sales.

We outsource a portion of our product packaging process to a third-party packaging service provider. As a result, we do not completely control our product delivery schedules, packaging costs or quality assurance and control for products subject to third-party packaging process. Although we have developed the capacity to perform certain product packaging activities in-house, if our third party packaging service provider experiences capacity constraints or disruption or financial difficulties, raises its prices, suffers any damage to its facilities, or terminates its relationship with us, and we have insufficient capacity in-house, we may have to seek alternative packaging services which may not be available on commercially reasonable terms, or at all. Moreover, we may be exposed to risks associated with qualifying new service providers. Because it may take us an extended amount of time to qualify third-party packaging service providers, we could experience delays in product shipments if we are required to find alternative service providers for our products on short notice. Any problems that we may encounter with the delivery or quality of our products could damage our reputation and result in a loss of customers.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for us to remain competitive when worldwide economic growth resumes.

Our operations and expansion plans depend on our ability to obtain a significant amount of equipment from a limited number of suppliers and in a market that is characterized, from time to time, by intense demand, limited supply and long delivery cycles. During times of significant demand for this type of equipment, lead times for delivery can be significant. Shortages of equipment could result in an increase in their prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers' orders, which could negatively impact our financial condition and results of operations.

Our expansion plans require substantial capital expenditures and are subject to a number of uncertainties, and our failure to complete these plans would have a material adverse effect on our ability to achieve future growth.

Our future success depends on our ability to significantly increase our manufacturing capacity and research and development capabilities.

We have completed the first phase of construction of two new buildings adjacent to our current facility in Wuxi, China, comprising 20,800 square meters, consisting of 8,700 square meters for a new research and development institute and 12,100 square meters of new manufacturing facilities. Phase one included the structural construction of the two new buildings and furnishing and fitting out the research and development office building. We started using the research and development office building in the fourth quarter of 2009. The total cost for this phase was $6.5 million. Phase two includes the furnishing and equipment of the manufacturing facility. At the beginning of 2010, we started phase two to furnish and equip a portion of our new manufacturing facility to meet our expected production requirements for both accelerometer products and non-accelerometer products in 2010.

There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future facilities in accordance with our plans. These include:

- failure to raise sufficient funds to build, and maintain adequate working capital to operate, new facilities;
- failure to timely obtain environmental and other regulatory approvals, permits or licenses;
- shortages and late delivery of building materials and manufacturing equipment;
- seasonal factors, such as a long and intensive wet season that limits construction; and
- technological, capacity or other changes to our plans for new facilities necessitated by changes in market conditions.

If we are unable to establish or successfully operate additional manufacturing, we may be unable to expand our business as planned. If we are unable to carry out our planned expansions, we may not be able to meet customer demand, which could result in lower profitability and a loss in market share.

Our product liability and business disruption insurance may not be sufficient.

A significant portion of our sales derive from automotive safety applications which may expose us to significant product liability claims. The aviation navigation systems business we recently acquired from Crossbow also could expose us to significant product liability claims. We maintain business disruption insurance and general liability insurance which includes product liability coverage in amounts we believe to be appropriate for our operations. However, we cannot assure you that this amount is sufficient to cover all potential claims or losses and damages we may suffer. Any product liability or warranty claim, litigation, natural disaster or other forms of business disruption may result in our incurring substantial costs and in a diversion of resources.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity, potentially significant monetary damages and fines and suspension of our business operations.

Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gases and other industrial wastes and we are required to comply with China's national and local regulations regarding environmental protection. We believe we are currently in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations.

We may need additional capital, and the sale of additional common stock or other equity securities could result in dilution to you.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the net proceeds from our recent initial offering will be sufficient to meet our anticipated cash needs for the near future. However, we may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities that may be convertible to equity securities. The sale of additional equity securities or debt securities that may be convertible to equity securities could result in dilution to you. Furthermore, the incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders.

We are likely to be adversely affected by the cyclicality of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The semiconductor industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies' and their customers' products, which may occur as of, or independently from, declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The semiconductor industry is currently experiencing such a downturn. Prolongation or worsening of the current downturn, or the occurrence of any future downturn may reduce our revenues and result in us having excess inventory. Furthermore, any upturn in the semiconductor industry could result in increased competition for access to limited third-party foundry, assembly and testing capacity. Failure to gain access to foundry, assembly and testing capacity could impair our ability to secure the supply of products that we need, which could significantly delay our ability to ship our products, cause a loss of revenues and damage our customer relationships.

The illiquidity of the auction rate securities we hold could adversely affect our financial condition, and if a further write-down of the value of these securities were to become necessary, it would adversely affect our results of operations

As of December 31, 2009, our investments included $5.4 million (net of $247,000 impairment loss taken at December 31, 2008) of auction rate securities. Auction rate securities are generally long-term fixed income instruments that provide liquidity through a Dutch auction process that resets the applicable interest rate at pre-determined calendar intervals, typically every 7, 28, 35 or 49 days. Due to liquidity issues that have recently been experienced in global credit and capital markets, certain of the auction rate securities we hold have failed at auction, meaning that the amount of securities submitted for sale at auction exceeded the amount of purchase orders. If an auction fails, the issuer becomes obligated to pay interest at penalty rates, and all of the auction rate securities we hold continue to pay interest in accordance with their stated terms. However, the failed auctions create uncertainty as to the liquidity in the near term of these securities. As a result, we have classified the $5.4 million of auction rate securities we held at December 31, 2009 as long-term investments.

Based on our expected operating cash flows and our other sources of cash, we do not expect the potential lack of liquidity in our auction rate securities classified as long-term investments to affect our ability to execute our current business plan in the foreseeable future. However, the principal represented by these investments will not be accessible to us until one of the following occurs: a successful auction occurs, the issuer redeems the issue, a buyer is found outside of the auction process or the underlying securities have matured. There can be no assurance that we would be able in the near term to liquidate these securities on favorable terms, or at all, and if we should require access to these funds sooner than we currently expect, our inability to sell these auction rate securities could adversely affect our liquidity and our financial flexibility.

If the credit and capital markets deteriorate further, the credit ratings of the issuers or the insurers of the auction rate securities are downgraded or the collateral underlying the securities deteriorates or other events occur that would affect the fair value of these auction rate securities, it is possible that we might conclude that some or all of them have sustained an other-than-temporary impairment in value, such that we would be required under GAAP to further write down their carrying value. Any such write-down could result in a charge against our earnings in the period in which the impairment is recognized, which could be material.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next twelve months. Our future cash requirements will depend on many factors, including our operating income, the timing of our new product introductions, the costs to maintain adequate manufacturing capacity, the continuing market acceptance of our products, payment terms for major contracts and customers, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our stockholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our stockholders. If we are unable to obtain additional equity or debt financing, our business, operations and prospects may suffer.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government or laws or regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could materially and adversely affect our business.

All of our manufacturing operations are located in China and a significant portion of devices incorporating our products are ultimately sold to end users in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. China's economy is in transition from a planned economy to a more market-oriented economy and differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, level of capital reinvestment, access to financing, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, the growth has been uneven across different regions and economic sectors of China. The PRC government has implemented various economic and political policies and laws and regulations to encourage economic development. Although we believe that such policies have had a positive effect on the economic development of China, we cannot predict the future direction of those policies or the effects those policies may have on our business or results of operations. In addition, since 2003, the PRC government has implemented a number of measures, such as raising surplus deposit reserve ratios and lending interest rates, in order to slow down the growth of certain sectors of China's economy. These actions, as well as future actions and policies of the Chinese government, could materially affect our liquidity and access to bank financing. Furthermore, changes to the policies of the PRC government or the laws and regulations of the PRC could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Because our business depends in part on the continued growth of the Chinese economy, any slowdown of such growth could have a material adverse effect on our business and operating results.

Our business is significantly dependent upon the economy and the business environment in China. In particular, we expect to continue to rely significantly on the growing demand in China for devices incorporating our products, which in turn may be dependent on the continuing growth of the Chinese economy. The Chinese economy experienced some deflation a few years ago, and there can be no assurance that the growth of the Chinese economy will be steady or that any slowdown of the Chinese economy will not have a material adverse effect on our business and operating results.

China's legal system is characterized by uncertainty that could negatively impact our business and results of operations.

We conduct all of our manufacturing operations at our Wuxi subsidiary, which is subject to PRC laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly-foreign owned companies. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.

The PRC legal system is based on written statutes. The interpretation and enforcement of these laws and regulations involve uncertainties in that (i) the laws and regulations are relatively new, (ii) only limited volumes of court decisions are published, (iii) prior court decisions may be only cited for reference but have limited precedential value, and (iv) interpretation of statutes and regulations may also be subject to new government policies reflecting domestic political, economic or social changes. Such uncertainties may limit the legal protections available to us.

The enforcement of existing laws, or contracts based on existing law, may be uncertain and sporadic as well. It may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment by a court of another jurisdiction.

The relative inexperience of China's judiciary in many types of cases creates additional uncertainty as to the outcome of any litigation. Any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation.

Our activities in China may be subject to administrative review and approval by various national and local agencies of the PRC government. Because of the changes occurring in China's legal and regulatory structure, we may not be able to secure the requisite governmental approval for our activities. Failure to obtain the requisite governmental approval for any of our activities could adversely affect our business and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our recent initial public offering under a recently adopted PRC regulation; failure to have obtained this approval in connection with our recent offering could have a material adverse effect on our business, operating results, reputation and trading price of our common stock; the regulation also establishes more complex procedures for acquisitions conducted by non-PRC investors which could make it more difficult to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, or SASAC, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and directly or indirectly controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on a non-PRC stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, Commerce & Finance Law Offices, that CSRC approval may not be applicable to us in the context of our recent initial public offering because we established our PRC subsidiary through direct investment by non-PRC persons rather than by merger or acquisition of PRC domestic companies, and we did not seek CSRC approval for our initial public offering. However, as it is uncertain how the New M&A Rule will be interpreted or implemented, we cannot assure you that the relevant PRC government agency, including the CSRC, or PRC courts would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies determine that we should have obtained the

CSRC's approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our common stock.

The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by non-PRC investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations.

The PRC government or its local agencies or bureaus provides preferential tax treatment, in the form of reduced tax rates or tax holidays, to certain qualified enterprises. Our wholly-owned PRC subsidiary in Wuxi, as a PRC high-technology company operating in a designated high-tech development zone, benefits from a 15% preferential enterprise income tax rate, compared to a standard rate of 33%, and is exempt from enterprise income tax for two years from 2007, the year in which our Wuxi subsidiary first had positive accumulated earnings, and is entitled to a 50% reduction in the enterprise income tax for the succeeding three years.

Moreover, under current PRC laws and regulations, no tax is required to be withheld by our Wuxi subsidiary with respect to any dividend payments made by it to us, as its stockholder, and no PRC tax is payable by us on the dividends received from our Wuxi subsidiary provided that such profits are permitted to be paid by it in accordance with PRC laws and regulations. In addition, as an FIE, our Wuxi subsidiary enjoys certain tax deductions for purchasing equipment made in China. Under the relevant regulation, if an FIE purchases Chinese-made equipment, and the price does not exceed the total investment amount of such FIE, for projects that fall within certain specified categories, 40% of the purchase price amount may be credited against the surplus between the amount of enterprise income tax payable in the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions. In addition, we have also benefited from rebates of value-added tax for our export products.

The discontinuation of these preferential tax treatments could materially and adversely affect our business, financial condition and results of operations. On March 16, 2007, the National People's Congress, the PRC legislature, approved and promulgated a new tax law named "Enterprise Income Tax Law," which took effect beginning January 1, 2008. Under the new tax law, foreign invested enterprises, or FIEs, and domestic companies are subject to a uniform income tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower income tax rate under the then effective tax laws or regulations. The income tax rate of such enterprises will gradually transition to the uniform tax rate within the transition period in accordance with implementing rules to be issued by the State Council. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with regulations to be issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law. While the new tax law equalizes the income tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies supported by the PRC government, whether FIEs or domestic companies. According to the new tax law, entities that qualify as "high-technology companies especially supported by the PRC government" will benefit from a tax rate of 15% as compared to the uniform tax rate of 25%. However, there are a number of requirements for a company to qualify as a "high-technology company especially supported by the PRC government," including those relating to business scope. There can be no assurances that our Wuxi subsidiary will continue to qualify as a high-technology company supported by the PRC government, that it will continue to do so in the future and continue to benefit from such preferential tax rate. Following the effectiveness of the new tax law, our effective income tax rate may increase, unless we are otherwise eligible for preferential treatment.

In addition, according to the Enterprise Income Tax Law and its implementation rules, effective January 1, 2008, any dividends payable to us by our Wuxi subsidiary will be subject to the PRC withholding tax at the rate of 10%. Currently, any such dividends are not subject to any PRC withholding tax. Although our Wuxi subsidiary has not paid any dividends to us historically and does not intend to do so in the future, if our Wuxi subsidiary ever does pay any dividends to us in the future, our consolidated results of operations and the amount of dividends we pay to our stockholders may be adversely affected.

The new tax law provides only a framework of the enterprise tax provisions. Even with the promulgation of its implementation rules, the new tax law still leaves many details on the definitions of numerous terms as well as the interpretation and specific application of various provisions unclear and unspecified.

We may be treated as a resident enterprise for PRC tax purposes after the Enterprise Income Tax Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we pay to our non-PRC stockholders.

Under the Enterprise Income Tax Law, enterprises established under the laws of non-PRC jurisdictions, but whose "de facto management body" is located in the PRC are treated as resident enterprises for PRC tax purposes. Although the implementation rules of the Enterprise Income Tax Law provides a definition of "de facto management body", such definition has not been tested and there remains uncertainty as to which situations a non-PRC enterprise's "de facto management body" is considered to be located in the PRC. Some members of our management team are currently based in the PRC, and may remain in the PRC after the effectiveness of the new tax law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, and any dividend payable by us to our non-PRC corporate stockholders will also be subject to a PRC withholding tax at the rate of 10%. If we are required under the new tax law to withhold income tax on dividends we pay to our non-PRC corporate stockholders, the amount of dividends we are able to pay may be materially and adversely affected.

The intercompany transactions between us and our Wuxi subsidiary may be subject to scrutiny by the United States and the PRC tax authorities, and there may be material and adverse tax consequences if the United States or the PRC tax authorities determine that these transactions were not entered into on an arm's length basis.

Our Wuxi subsidiary, Memsic Semiconductor (Wuxi) Co., Ltd., or Memsic Wuxi, is a PRC company. Our Wuxi subsidiary generally purchases manufacturing components from third parties but purchases a small amount of manufacturing components from our U.S. headquarters at cost. To more efficiently manage our manufacturing process, we expect our Wuxi subsidiary to purchase all manufacturing components from third parties beginning in January 2008. We purchase all of the MEMS sensors our Wuxi subsidiary produces.

We could face material and adverse tax consequences if the United States or the PRC tax authorities determine that the transactions between us and our Wuxi subsidiary were not entered into on an arm's length basis and they may adjust our income and expenses for United States or PRC tax purposes in the form of a transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purposes, of deductions recognized by our Wuxi subsidiary, or an increase, for the U.S. tax purposes, of income recognized by us on a consolidated basis, which could increase our overall tax liability and adversely affect our results of operations.

Our Wuxi subsidiary is subject to restrictions on paying dividends or making other distributions to us.

We may rely on dividends paid by our Wuxi subsidiary for our cash needs, including the funds necessary to pay any dividends or other cash distributions to our stockholders, service any debt we may incur and pay our operating expenses. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our Wuxi subsidiary is required to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year, if any, to fund certain reserve funds. These reserve funds are not distributable as cash dividends. As of December 31, 2009, Memsic Wuxi has established a reserve fund of $549,000. If our Wuxi subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our Wuxi subsidiary to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from our Wuxi subsidiary, our liquidity, financial condition and ability to make dividend distribution to our stockholders will be materially and adversely affected.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

The PRC government imposes controls on the convertibility of Renminbi, or RMB, into foreign currencies and, in certain cases, the remittance of currency out of China. Because all or substantially all of our net sales are denominated in U.S. dollars, but a significant portion of our expenses are denominated in RMB, any restrictions on currency exchange may limit our ability to use cash from sales generated in U.S. dollars to fund our business activities in China. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under these rules, RMB are freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loans or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under the capital account of our Wuxi subsidiary, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our stockholders. In addition, we cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on foreign exchange transactions in the future.

Fluctuations in the value of RMB could negatively impact our result of operations.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions inside and outside of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a managed band based on market supply and demand and by reference to a basket of certain foreign currencies. This change in policy has resulted in a 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and December 31, 2009. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy. In the long term, the RMB may appreciate or depreciate significantly in value against the U.S. dollar, depending on the fluctuation of the basket of currencies against which it is currently valued, or whether it is permitted to enter into a full float.

Our reporting currency is the U.S. dollar and all of our sales and liabilities are denominated in U.S. dollars. Approximately one third of our operating expenses and a majority of our assets are denominated in RMB. Accordingly, as a result of China's 2005 currency policy, our operating expenses, in U.S. dollar equivalents, increased and our operating margins and net income were adversely affected. In addition, the value of our assets, in U.S. dollar equivalents, decreased. To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our common stock or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. As a result, any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, earnings and financial position, and the value of, and any dividends payable on, our common stock in U.S. dollars.

Recent PRC regulations relating to offshore investment activities by PRC residents and employee stock options granted by overseas-listed companies may increase our administrative burden, restrict our overseas and cross-border investment activity or otherwise adversely affect the implementation of our acquisition strategy. If our stockholders who are PRC residents, or our PRC employees who are granted or exercise stock options, fail to make any required registrations or filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The PRC State Administration of Foreign Exchange, or SAFE, recently promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. Under the SAFE regulations, PRC residents who make, or have previously made, direct or indirect investments in offshore companies, will be required to register those investments. In addition, any PRC resident who is a direct or indirect stockholder of an offshore company is required to file or update the registration with the local branch of SAFE, with respect to that offshore company, any material change involving its round-trip investment or capital variation, such as an increase or decrease in capital, transfer or swap of shares, merger, division, long-term equity or debt investment or creation of any security interest. Although our PRC counsel has advised us that these SAFE regulations are not applicable to us or our stockholders, we cannot assure you that SAFE will agree with our position. If SAFE disagrees with us, and if any of our PRC stockholders fails to make in a timely manner the required SAFE registration or file or update the registration, our Wuxi subsidiary may be prohibited from distributing its profits and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into our Wuxi subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

The failure or inability of our PRC resident stockholders to comply with the registration procedures set forth therein may subject us to fines and legal sanctions. In addition, because it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. Furthermore, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options are subject to the Stock Option Rule as a result of our recent initial public offering. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

A number of our PRC employees exercised their stock options prior to our becoming an overseas publicly-listed company. Since there is not yet a clear regulation on how and whether these PRC employees are required to complete their SAFE registration, and it is uncertain as to how the government authorities will interpret the Stock Option Rule, it is unclear whether such exercises are permissible by PRC laws and it is uncertain how SAFE or other government authorities will interpret or administrate such regulations. Therefore, we cannot predict how such exercises will affect our business or operations.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from using the proceeds of our initial public offering to make additional capital contribution or loans to our Wuxi subsidiary.

Any capital contributions or loans, that we, as an offshore entity, make to our Wuxi subsidiary, are subject to PRC regulations. For example, any of our loans to our Wuxi subsidiary cannot exceed the difference between the total amount of investment that our Wuxi subsidiary is approved to make under relevant PRC laws and the registered capital of our Wuxi subsidiary, and any such loans must be registered with the local branch of the SAFE as a procedural matter. In addition, our additional capital contributions to our Wuxi subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contribution or provide loans to our Wuxi subsidiary or to fund its operations may be adversely affected, which could harm our Wuxi subsidiary's liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

We are obligated to withhold and pay PRC individual income tax on behalf of our employees who are subject to PRC individual income tax. If we fail to withhold or pay such individual income tax in accordance with applicable PRC regulations, we may be subject to certain sanctions and other penalties and may become subject to liability under PRC laws.

Under PRC laws, we are obligated to withhold and pay individual income tax on behalf of our employees who are subject to PRC individual income tax. In addition, the State Administration of Taxation has issued several circulars concerning employee stock options. Under these circulars, our employees working in China (which could include both PRC employees and expatriate employees subject to PRC individual income tax) who exercise stock options will be subject to PRC individual income tax. We are obligated to file documents related to employee stock options with relevant tax authorities and withhold and pay individual income taxes for those employees who exercise their stock options. However, the relevant tax authority has advised us that due to the difficulty in determining the fair market value of our shares as a private company, we need not withhold and pay the individual income tax for the exercises until after the closing of this offering. Thus, we have not withheld and paid the individual income tax for the option exercises. We cannot assure you that the tax authority will not act otherwise and request us to withhold and pay the individual income tax immediately and impose sanctions, such as fines, on us.

Any recurrence of Severe Acute Respiratory Syndrome, or SARS, an outbreak of contagious diseases, such as avian influenza, could negatively impact our business and results of operations.

An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. A recurrence of SARS in Southeast Asia could also have similar adverse effects. Since a substantial part of our operations and a substantial number of our customers and suppliers are currently based in Asia (mainly the PRC, Taiwan and Japan), an outbreak of avian flu, SARS or other contagious diseases in Asia or elsewhere, or the perception that such outbreak could occur, and the measures taken by the governments of countries affected, including the PRC, would adversely affect our business, financial condition or results of operations.

Risks Related to Ownership of Our Securities

The market price for our common stock may be volatile.

There has been a history of significant volatility in the market prices of securities of technology companies. Since our initial public offering in December 2007, the market price for our common stock has ranged from a high of $11.00 to a low of $1.28 per share. The market price of our common stock may continue to be volatile and subject to wide fluctuations, in response to factors including the following:

- actual or anticipated fluctuations in our quarterly operating results;
- changes in financial estimates by securities research analysts;
- conditions in the semiconductors industry;
- changes in the economic performance or market valuations of other companies in the semiconductors industry;
- announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;
- addition or departure of key personnel;
- fluctuations of exchange rates between the RMB and the U.S. dollar;
- intellectual property litigation;
- release of lock-up or other transfer restrictions on our outstanding shares or sales of additional shares; and
- general economic or political conditions in Asia, particularly China, the United States and Europe.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our common stock, the market price for our common stock and trading volume could decline.

The trading market for our common stock upon listing may be influenced by research or reports that industry or securities analysts publish about us or our business. If one or more analysts who cover us downgrade our common stock, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price for our common stock or trading volume to decline.

Delaware law and provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

Our charter documents contain provisions that could discourage, delay or prevent a change in control or changes in our management that our stockholders may deem advantageous. These provisions:

- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;
- require a staggered board of directors making it more difficult for stockholders to replace a majority of our directors;
- authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;

- provide that a special meeting of stockholders may be called only by the president, the chief executive officer or the board of directors acting pursuant to a resolution adopted by the board; and
- establish advance notice requirements for nominations for election to our board by stockholders at stockholder meetings.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which, subject to some exceptions, prohibits "business combinations" between a Delaware corporation and an "interested stockholder," which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation's voting stock for a three-year period following the date that the stockholder became an interested stockholder. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choice and cause us to take corporate actions with which you may disagree.

Our principal stockholders and affiliated entities can exert substantial influence over our corporate activities.

As of March 29, 2010, our executive officers, director and entities affiliated with them beneficially owned approximately 23.2% of our outstanding shares of common stock. These included Dr. Yang Zhao, our president and chief executive officer, who beneficially owned 7.3% of our outstanding shares of common stock. These stockholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our shares. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering. In cases where their interests are aligned and they vote together, these stockholders will also have the power to prevent or cause a change in control. In addition, these persons could divert business opportunities from us to themselves or others.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.

As a public company, we are required to document and test our internal financial control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and will require, beginning with the 2010 audit period, a report by our independent auditors that both addresses management's assessments and provides for the independent auditor's assessment of the effectiveness of our internal controls. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404, and we may also identify inaccuracies or deficiencies in our financial reporting that could require revisions to or restatement of prior period results. Testing and maintaining internal controls will also involve significant costs and can divert our management's attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Failure to achieve and maintain an effective internal control environment could harm our operating results, could cause us to fail to meet our reporting obligations and could require that we restate our financial statements for prior periods, any of which could cause investors to lose confidence in our reported financial information and cause a decline, which could be material, in the trading price of our common stock.

It may be difficult to enforce judgments against us in U.S. courts.

Although we are a Delaware corporation, our manufacturing subsidiary and approximately 39.5% of our assets were located outside of the United States as of December 31, 2009. As a result, you may not be able to enforce against us in U.S. courts judgments based on the civil liability provisions of U.S. federal securities laws. It is unclear if original actions of civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States. It is equally unclear if judgments entered by U.S. courts based on the civil liability provisions of U.S. federal securities laws are enforceable in courts outside the United States. Any enforcement action in a court outside the United States will be subject to compliance with procedural requirements under applicable local law, including the condition that the judgment does not violate the public policy of the applicable jurisdiction.

Item 2. *Properties.*

Our corporate headquarters are located at One Tech Drive, Suite 325, Andover, Massachusetts 01810. In addition, we also have an office in Chicago, Illinois. Our Andover headquarter is responsible for sales and marketing, financing, and research and development, while the Chicago office is also responsible for research and development. In addition, we have sales offices in Shanghai and Shenzhen, China; Taipei, Taiwan; and Tokyo, Japan. We lease these premises from unrelated third parties. The lease contract on our corporate headquarters in Andover expires in June 2013.

Our current manufacturing facility and our new facility are located on a parcel of land of approximately 35,000 square meters in Wuxi, Jiangsu Province of China. We purchased the land use rights to the land in 2003. With the completion of the new research and development and manufacturing buildings, our current manufacturing facility comprises a production area of approximately 16,300 square meters and an office area of approximately 8,700 square meters. The current facility is responsible for manufacturing, product engineering, manufacturing engineering, quality assurance, packaging and testing as well as application engineering.

Item 3. *Legal Proceedings.*

On March 30, 2010, Honeywell International, Inc. filed a complaint in the United States District Court for the District of Massachusetts, in which it alleges that certain of our magnetic sensor products infringe a United States patent held by Honeywell. The action seeks declaratory and injunctive relief, damages and costs. We intend to vigorously defend against the Honeywell action. We are in the process of evaluating the Honeywell claim and are unable at this time to estimate the range of potential loss, if any, arising from this matter.

Item 4. *(Reserved)*

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The following table sets forth the high and low reported sales prices of our common stock for the period indicated as reported by the Nasdaq Global Market.

	High	Low
Year ended December 31, 2009		
Quarter ended March 31, 2009	$2.00	$1.60
Quarter ended June 30, 2009	$4.61	$2.11
Quarter ended September 30, 2009	$4.35	$3.59
Quarter ended December 31, 2009	$4.00	$3.13

On March 29, 2010, the last reported sale price on the Nasdaq Global Market for our common stock was $3.18 per share. On March 29, 2010, there were approximately 32 holders of record of our common stock. This number does not include stockholders for whom our shares were held in "nominee" or "street" name.

We currently intend to retain future earnings, if any, to finance our growth. We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, restrictions in financing agreements and plans for expansion.

The net proceeds to us of our initial public offering in 2007, including the net proceeds from exercise of underwriters' over-allotment option were approximately $60.2 million. Through December 31, 2009, we have applied approximately $3.1 million of the net proceeds to fund capital expenditures for the expansion of our manufacturing facility in Wuxi and $6.5 million to the construction of two new buildings adjacent to that facility. We invested the balance of $50.6 million of the net proceeds from our initial public offering in money market funds and auction rate securities, pending other uses.

Item 6. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We provide advanced semiconductor sensor and system solutions based on integrated MEMS technology and mixed signal circuit design. Our accelerometer products are used to measure tilt, shock, vibration and acceleration, and have a wide range of applications such as mobile phones, automotive safety systems and video projectors. We combine proprietary thermal-based MEMS technology and advanced analog mixed signal processing circuitry design into a single chip using a standard CMOS process. This approach allows us to provide sensor solutions at a lower cost, with higher performance and greater functionality than our competitors. In addition, our technology platform allows us to easily integrate additional functions or create new sensors to expand into magnetic, touch and flow sensors and related applications.

We have experienced significant growth since our products were first commercialized in 2001 primarily in the sales of our products for mobile phone applications and automotive applications. Although our growth in 2008 was adversely affected by the slowdown in the mobile handset market in China, the May 2008 earthquake in China and generally weak global economic conditions, our revenue grew in 2009 as a result of strong demand for our accelerometers in the mobile phone market in China and in the automotive market.

Our business has been affected by the recent recession and is likely to be affected by it in the future, and there is no certainty that economic conditions will not deteriorate in the future. These uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. Weak economic conditions may lead consumers and businesses to continue to postpone spending, which may cause our customers to cancel, decrease or delay their existing and future orders with us. In addition, the inability of customers to obtain credit could negatively affect our revenues and our ability to collect receivables. In addition, financial difficulties experienced by our suppliers or distributors could result in product delays, increased accounts receivable defaults and inventory challenges.

We expect that sales of our accelerometer products to continue to represent a predominant share of our revenue for the foreseeable future. We expect the sales of our first non-accelerometer product, consisting of magnetic sensors, will begin to increase in 2010.

We sell our products either to distributors, which then resell to OEMs and ODMs, or to OEM and ODM customers directly. Historically, a small number of our customers have accounted for a substantial portion of our revenue, and sales to our largest distributor customers and OEM and ODM customers have varied significantly. This significant variation is in part due to the fact that our sales are made on the basis of purchase orders rather than long-term contracts. Although our distributors generally provide us with non-binding rolling forecasts, our distributors generally have up to 30 days prior to delivery to cancel or reschedule shipments pursuant to our distribution agreements. This arrangement has added to the fluctuation and unpredictability of our sales. Because our products are a component of our customers' products, our sales performance is significantly affected by the sales performance of our customers' products. It is difficult for us to accurately forecast our product demand because in the case where we sell our products to distributors, we may not know the identity of the distributor's OEM and ODM customers and information regarding their demand.

OEM and ODM customers' products are complex and require significant time to define, design and ramp to volume production. Our sales cycle begins with our marketing and sales staff and application engineers engaging with our OEM and ODM customers' system designers and management, which is typically a multi-month, or even multi-year, process. If this process is successful, an OEM and ODM customer will decide to incorporate our solution in its product, which we refer to as a design-win. Because the sales cycles for our products are long, we incur expenses to develop and sell our products, regardless of whether we achieve the design-win and well in advance of generating revenue, if any, from those expenditures. Although we do not have long-term purchase commitments from any of our distributor customers or OEM and ODM customers, once one of our products is incorporated into an OEM's or ODM's design, it is likely to remain a part of the design for the life cycle of its product. We believe this to be the case because a redesign would generally be time consuming and expensive.

We have experienced revenue growth due to an increase in the number of our products offered, an expansion of our customer base, an increase in the number of design-wins within any one OEM and ODM customer and an increase in the average revenue per design-win.

We manufacture our products utilizing a "semi-fabless" model by outsourcing the production of CMOS wafers and completing the post-CMOS MEMS process in-house. By outsourcing the standard CMOS manufacturing process, we are able to more efficiently manage our capital expenditures and cost of goods sold.

In January 2010 we acquired from Crossbow Technology, Inc., the non-military portion of Crossbow's inertial navigation systems business and its wireless sensor network Mote and eKo environmental monitoring business, along with related intellectual property and fixed assets, and assumed certain related liabilities. In addition, 21 Crossbow employees, including engineering, sales and marketing personnel, joined our new operations in San Jose, California. The purchase price for the acquisition was $18 million in cash. The assets, liabilities and results of operations of the acquired business will be included in our financial statements from the date of acquisition, and are not reflected in the following discussion.

Description of Certain Line Items

Net Sales

Net sales represent gross revenue net of an allowance for the estimated amount of product returns and sales rebates from our customers. Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. We recognize revenue in accordance with ASC topic 605-15, *Revenue Recognition*. While we also sell our products directly to OEM manufacturers, sales to distributors account for a significant portion of our total revenue.

Historically, our revenue has been derived primarily from shipments of our accelerometer products. The primary factors that affect our revenue are the sales volumes and average selling prices of our products. Growth in our net sales has generally been attributable to the increase in the unit volumes of our products, as the average selling prices of our accelerometer products have tended to decline due to the following factors, among others:

- the semiconductor component market is highly competitive, and as a result, the average selling prices of particular components generally experience rapid declines over the course of their respective product and technology life cycles. This trend has been particularly evident recently in the market for mobile phone applications. We seek to mitigate the impact of this trend on our business by continuing to rapidly design, develop and sell new generations of products with additional functionalities to replace older generation products;
- we may also reduce our product prices as we are able to increase our production yields by continuously improving the manufacturing efficiency or to reduce our manufacturing costs by re-engineering our product and reducing the overall material cost;
- changes in our product mix may affect the average selling prices of our products. For example, our products for consumer and mobile phone markets generally have lower average selling prices than products for the automotive market. The average selling prices of products may also be affected by our strategy to increase market adoption of our products in certain markets; and
- we occasionally grant discounts or modified payment terms to our large customers or OEM and ODM customers for high volume purchases.

Net Sales by Application

In 2009, net sales from mobile phone applications were the largest component of our total sales, representing 41.1% of total net sales. We expect that net sales from mobile phone applications will continue to be the largest component of our total sales in 2010.

Net sales from automotive applications have increased in 2009, primarily due to the commencement of volume production of Autoliv's new automotive application that includes our product. We expect our sales from this new application will continue to grow and will offset the adverse impact of the global downturn in the automotive market on our net sales from our older applications. To increase net sales from the automotive market, we will continue to seek to increase sales from new automotive applications and to expand our customer base. However, revenue increases, if any, from the automotive market will require significant time, as the development lead time in this market is generally longer than other markets in which we participate, and this market has been disproportionately affected by the current global downturn.

Net sales from consumer applications have fluctuated historically as a result of the generally short life cycle of consumer electronics and changes in our customer base. As our product offering and customer base for consumer applications continue to diversify, we expect net sales from consumer applications to fluctuate less. Net sales from industrial and other markets have been limited, and we do not expect revenue from these markets to contribute significantly to our total revenue in 2010.

The following table sets forth our net sales by application for the periods indicated by amount and as a percentage of our net sales (dollar amounts in thousands).

	For the year ended December 31,			
	2009		2008	
	Amount	% of Sales	Amount	% of Sales
Mobile phone	$11,642	41.1%	$ 7,601	37.9%
Consumer	7,069	24.9	5,353	26.7
Automotive	7,890	27.8	5,621	28.0
Industrial/other	1,771	6.2	1,501	7.4
Total	$28,372	100.0%	$20,076	100.0%

Net Sales by Customer Base

Our customers primarily consist of OEMs and ODMs, and distributors who resell to OEMs and ODMs. Historically, a small number of our customers have accounted for a substantial portion of our net sales. We expect that significant customer concentration will continue for the foreseeable future. Our customers representing 10% or more of our net sales accounted for approximately 75.5% and 78.8% respectively, of our net sales in 2009 and 2008.

We have experienced and will continue to experience fluctuations in demand from a significant number of customers, including many of our largest customers. It is difficult for us to accurately forecast our product demand, particularly in the case of sales to our distributors, as we may not know the identity of the distributor's OEM and ODM customers and lack information regarding their demand.

Occasionally, design changes in the products of our OEM and ODM customers have resulted in the loss of sales. For example, a design change in a product of a large OEM customer in 2007 for mobile phone applications resulted in a decrease of our sales to such customer in 2008. That customer accounted for 44.6% of our net sales in 2007.

Net Sales by Geography

Our products are shipped to OEM and ODM customers worldwide. However, we focus on different application markets among geographical regions. In the greater China region, our revenue has historically been primarily derived from products for mobile phone applications. We are also seeking to expand the consumer and industrial applications markets in the greater China region. In Japan, our revenue has primarily been derived from products for consumer applications, particularly projectors. We are also seeking to penetrate the automotive market in Japan. In North America, our revenue has primarily been derived from products for automotive applications. In Europe, our revenue has fluctuated. In 2008, we experienced a revenue increase from products for automotive applications in Europe.

The following table sets forth our net sales by geographical region for the periods indicated by amount and as a percentage of our net sales (dollar amounts in thousands).

	For the year ended December 31,			
	2009		2008	
	Amount	% of Sales	Amount	% of Sales
Asia (excluding Japan)	$15,671	55.2%	$ 9,645	48.1%
Europe	1,727	6.1	1,472	7.3
Japan	3,972	14.0	3,460	17.2
North America	7,002	24.7	5,499	27.4
Total	$28,372	100.0%	$20,076	100.0%

Cost of Goods Sold

We are a semi-fabless company. We outsource wafer production to third-party foundries and complete the post-CMOS MEMS and most of the packaging, assembly and testing functions in-house. We also purchase our ceramic packaging materials from third-party suppliers. Cost of goods sold consists of: (i) cost of wafer, ceramic and other materials purchased from third parties; (ii) manufacturing overhead, primarily consisting of salaries and wages of our quality control employees and manufacturing-related management employees, depreciation, and equipment and parts; (iii) direct labor, primarily consisting of salaries and wages of our manufacturing operators; and (iv) outsourced processing fees paid to third-party packaging service providers.

Our relationships with third-party foundry and packaging service providers do not provide for guaranteed levels of production capacity at pre-determined prices. As a result, our outsourcing costs relating to wafer production, and to a lesser extent, packaging services, are susceptible to sudden changes based on conditions in the global semiconductor market and our service providers' available capacity.

Gross Profit and Gross Margin

Our gross margin has continued to decrease from 65.1% in 2007 to 47.9% in 2008 and 45.6% in 2009. Our gross profit and gross margin are affected by a variety of factors, including average selling prices of our products, our product application mix, prices of wafers, excess and obsolete inventory, pricing by competitors, changes in production yields, and percentage of sales conducted through distributors. Our products for mobile phone applications, which are sold to distributor customers, have historically had lower margins than our products for automotive products, which are sold directly to our OEM and ODM customers, and this trend has accelerated recently. The increase in the percentage of our net sales in products for mobile phone applications in recent years has therefore had an adverse effect on our overall gross margin. Notwithstanding the relatively lower margin in the mobile phone applications market, we expect to derive an increasing percentage of our total net sales from that market because of the significant potential for further revenue growth from increased penetration in that market. Our gross margin in 2008 was also adversely affected by the costs related to the Olympic torch project for which we had to reverse revenue that had previously been recognized. Excluding the impact of the torch project, our gross margin in 2008 would have been 53.8%.

Research and Development Expenses

Research and development expenses are recognized as they are incurred and primarily consist of salaries and wages of research and development employees; research costs, primarily consisting of mask costs and prototype wafers, consulting fees paid for outside design services; travel and other expenses; and beginning in 2006, stock-based compensation attributable to our research and development employees.

Historically, research and development expenses have increased both in absolute terms and as a percentage of total net sales. We expect this trend to continue for the foreseeable future as we seek to diversify into non-accelerometer products and hire additional employees.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of wages, salaries and commissions for our sales and marketing personnel; consulting expenses, primarily consisting of sales consulting services and software application consulting services; travel expenses; independent sales representatives commissions; office rental; market promotion and others expenses and stock-based compensation. Although sales and marketing expenses decreased in both dollars and as a percentage of total net sales in 2009 compared to 2008 due to sales and marketing headcount reduction at the end of 2008, we expect the sales and marketing expense to increase in the long term as we continue to invest in sales and marketing resources to develop new market applications, expand our sales marketing network and engage in additional marketing and promotional activities.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and wages for administrative personnel; costs for professional services, including legal, tax and accounting services; depreciation and amortization expenses for non-manufacturing equipment; travel and entertainment expenses; office supply and other office-related expenses; office rental expenses; others, such as utilities, insurance and provision for accounts receivable; and stock-based compensation. We expect that our general and administrative expenses will increase as we hire additional personnel and incur costs related to the anticipated growth of our business and our operations as a public company upon the completion of this offering. However, we expect that such expenses will decrease as a percentage of net sales.

Other Income (Expense)

Other income (expense), primarily consists of interest income earned on our cash and cash equivalents, and interest expense incurred on our borrowings and net foreign currency exchange gains and losses.

Provision (Benefit) for Income Taxes

We conduct sales through our headquarters in Andover, Massachusetts. Our Wuxi subsidiary is primarily engaged in manufacturing and engineering activities and does not conduct direct sales to customers. For internal accounting and PRC tax purposes, we account for the transfers of goods from our Wuxi subsidiary to our U.S. headquarters as sales, and calculate the transfer price of such sales based on a markup of manufacturing and operating costs. We believe the prices of these sales were consistent with the prevailing market prices.

U.S. Tax

In the United States, we are subject to the federal income tax and the Massachusetts state income tax, which are approximately at the rates of 34% and 9.5%, respectively. At December 31, 2009, the Company had gross U.S. net operating loss carryforwards of $2.7 million, which expire in the year 2028 and 2029. Included within this amount is approximately $260,000 of excess tax deductions associated with non-qualified stock options that have been exercised. When these excess tax benefits actually result in a reduction to currently payable income taxes, the tax benefit will be recorded as an increase to additional paid-in capital. The Company's operating losses may be subject to limitations under provisions of the Internal Revenue Code.

PRC tax

Our PRC taxes primarily consist of enterprise income tax, value-added tax, and certain other miscellaneous taxes.

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with "Income Tax of China for Enterprises with Foreign Investment and Foreign Enterprises," or the Foreign Enterprise Income Tax Law, and the related implementing rules, foreign investment enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax rate of 33%.

The Foreign Enterprise Income Tax Law and the related implementing rules provide certain favorable tax treatments to FIEs which qualify as high-technology companies and are registered and operate in designated high-technology zones in the PRC. Our Wuxi subsidiary is a high-technology FIE registered and operating in a designated high-technology zone. Accordingly, under the Foreign Enterprise Income Tax Law, its implementing rules and several local regulations, our Wuxi subsidiary is entitled to a preferential enterprise income tax rate of 15%. In addition, our Wuxi subsidiary is entitled to a five-year tax holiday, pursuant to which it is exempted from paying the enterprise income tax for 2007, the year in which it first had positive accumulated earnings, and 2008. After the two-year exemption period, our Wuxi subsidiary is entitled to a 50% reduction from the then applicable income tax rate for each year from 2009 through 2011. After the expiration of this five-year tax holiday period, a preferential enterprise income tax rate of 15% may apply for so long as our Wuxi subsidiary continues to be recognized as a "high-technology company especially supported by the PRC government."

To qualify as a "high-technology company especially supported by the PRC government" for PRC enterprise income tax purposes, a business entity generally must meet certain financial and non-financial criteria, including, but not limited to:

- products or services of the business falling under the scope of "high-technology especially supported by the PRC government";
- a minimum level of revenue generated from high-technology related sales or services as a percentage of total revenue;
- a minimum number of employees engaged in research and development as a percentage of total number of employees; and
- a minimum level of research and development expenses as a percentage of total revenue.

If the PRC central government or applicable local governments determine that our Wuxi subsidiary is not or no longer qualifies as a "high-technology company especially supported by the PRC government," our effective enterprise income tax rate would increase as a result.

In addition, as an FIE, our Wuxi subsidiary enjoys certain tax deductions for purchasing equipment made in China. Under the relevant regulation, if an FIE purchases Chinese-made equipment, and the price does not exceed the total investment amount of the FIE, for projects that fall within certain specified categories, 40% of the purchase price amount may be credited against the surplus between the amount of enterprise income tax payable in the current year and the amount paid in the previous year. If the credited amount is greater than the surplus, the excess amount can be carried forward for up to five years, subject to certain exceptions.

If our Wuxi subsidiary ceases to qualify for its current preferential enterprise income tax rates, we will consider options that may be available at the time that would enable it to qualify for other preferential tax treatment. To the extent we are unable to offset the expiration of, or the inability to obtain, preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, our effective tax rate will increase. The amount of income tax payable by our Wuxi subsidiary in the future will depend on various factors, including, among other things, the results of operations and taxable income of our Wuxi subsidiary (which is in turn partially dependent on our internal transfer pricing policies) and the applicable statutory tax rate.

On March 16, 2007, the National People's Congress approved and promulgated a new tax law named "Enterprise Income Tax Law," which took effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council. While the new tax law equalizes the tax rates for FIEs and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged sectors and to entities classified as "high-technology companies especially supported by the PRC government," whether FIEs or domestic companies.

Our Wuxi subsidiary has been qualified as a "high-technology company especially supported by the PRC government." Therefore, a preferential enterprise income tax rate of 15% under the new tax law may apply to our Wuxi subsidiary. However, according to the relevant transition preferential tax policies issued by the State Council, the preferential enterprise income tax rate under the new tax law and the transition-period preferential tax policy can not apply simultaneously. That is to say, our Wuxi subsidiary may either choose to enjoy the exemption from enterprise income tax for 2007 and 2008 and a 50% reduction on the uniform enterprise income tax rate of 25% from 2009 to 2011, or, choose the preferential enterprise income tax rate of 15% for qualified high-technology companies under the new tax law. We believe the adoption of the transition-period preferential tax policy will be more beneficial to our Wuxi subsidiary. Therefore, from 2009 to 2011, the effective income tax rate for our Wuxi subsidiary is 12.5%.

As a result of the new tax law, following the year 2011, upon expiration of our 50% reduction from the then applicable income tax rate, our effective tax rate may increase, unless we are otherwise eligible for preferential treatment.

See "Risk Factors—Risks Related to Doing Business in China—The discontinuation of any of the preferential tax treatments currently available to us in China could materially and adversely affect our business, financial condition and results of operations."

Other PRC taxes

Other miscellaneous PRC taxes primarily consist of property tax, land-use tax and stamp tax which are accounted for in our general and administrative expenses, and education surcharge, which is recorded as part of our cost of goods sold.

Critical Accounting Policies

The preparation of our consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and are those that require the more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures filed in with this prospectus.

Investments

We account for our investments under ASC topic 320, *Investments—Debt and Equity Securities*. Marketable securities are classified as available-for-sale securities and are accounted for at their fair value. Unrealized gains and losses on these securities are reported as other comprehensive income (loss), respectively. Under ASC topic 320-10, unrealized holding gains and losses are excluded from earnings and reported net of the related tax effect in other comprehensive income as a separate component of shareholders' equity. When the fair value of an investment declines below its original cost, we evaluate the investment in accordance with ASC topic 320-10, which address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. When the fair value of an investment declines below its original cost, we consider all available evidence to evaluate whether the decline is other-than-temporary. Among other things, we consider the duration and extent of the decline and economic factors influencing the markets. If a decline in fair value is judged to be other-than-temporary, the cost basis of the individual security is written off to fair value as a new cost basis and the amount of the write-down is reflected in earnings (that is, accounted for as a realized loss). The new cost basis is not to be changed for subsequent recoveries in fair value. Subsequent increases in the fair value of available-for-sale securities are included in other comprehensive income; subsequent decreases in fair value, if not an other-than-temporary impairment, also are included in other comprehensive income. The determination of whether a loss is other than temporary is highly judgmental and may have a material impact on our results of operations.

As of December 31, 2009, our investments included $5.4 million of auction rate securities. Due to liquidity issues that have recently been experienced in global credit and capital markets, certain of the auction rate securities we hold have failed at auction, meaning that the amount of securities submitted for sale at auction exceeded the amount of purchase orders. If an auction fails, the issuer becomes obligated to pay interest at penalty rates, and all of the auction rate securities we hold continue to pay interest in accordance with their stated terms. We have classified our auction rate securities as long-term investments since December 31, 2008, due to our assessment of the uncertainty as to the time frame within which we would likely be able to liquidate these investments under current market conditions.

We estimated the fair value of these securities at December 31, 2009 using broker valuations and internally-developed models of the expected future cash flows related to the securities as well as a third party specialist's valuation. One of the more significant assumptions made in our internally-developed models was the term of expected cash flows of the underlying auction rate securities and the discount related to the illiquidity of the investments. We developed several scenarios for the liquidation of the auction rate securities over periods that ranged from 3 to 7 years. In estimating the fair value of these investments, we considered the financial condition and near-term prospects of the issuers, the magnitude of the losses compared to the investments' cost, the length of time the investments have been in an unrealized loss position, the low probability that we will be unable to collect all amounts due according to the contractual terms of the security, whether the security has been downgraded by a rating agency, and our ability and intent to hold these investments until the anticipated recovery in market value occurs. Based on the estimated operating cash flows and other sources of cash, we intend to hold these auction rate securities for the foreseeable future.

Our valuation analysis for the year ended December 31, 2009 resulted in no change in the unrealized impairment loss recorded since December 31, 2008. We continue to monitor the market for auction rate securities and to assess its impact on the fair value of our investments. If current market conditions deteriorate further, we may be required to record additional temporary unrealized losses in other comprehensive income (loss) or, if the decline in fair value is judged to be other-than-temporary, the cost basis of the individual security may be written off to fair value as a new cost basis and the amount of the write-down would be reflected as a charge to earnings.

Revenue Recognition

We recognize revenue from the sale of our products to OEM and ODM customers when all of the following conditions have been met: (i) evidence exists of an arrangement with the customer, typically consisting of a purchase order or contract; (ii) our products have been shipped and risk of loss has passed to the customer; (iii) we have completed all of the necessary terms of the purchase order or contract; (iv) the amount of revenue to which we are entitled is fixed or determinable; and (v) we believe it is probable that we will be able to collect the amount due from the customer. To the extent that one or more of these conditions has not been satisfied, we defer recognition of revenue. An allowance for estimated future product returns and sales price allowances is established at the date of revenue recognition. An allowance for uncollectible receivables is established by a charge to operations, when in our opinion, it is probable that the amount due to us will not be collected. Historically, product returns and bad debt expense have not been significant.

Our products are warranted against manufacturing defects for twelve months following the date of sale (eighteen months following date of sale to a distributor). Products returned under the provisions of the warranty agreement require our pre-approval. Our sole obligation under the provisions of the warranty agreement is to replace or repair the product. Reserves for potential warranty claims are provided at the time of revenue recognition and are based on several factors including historical claims experience, current sales levels and our estimate of repair costs. To date, warranty expenses have not been significant.

We sell products to OEM and ODM manufacturers as well as distributors. Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. We follow the following criteria for recognition of sales to distributors: (i) the selling price to the distributors is fixed or determinable at the date of shipment; (ii) our product has been shipped and risk of loss has passed to the distributors; (iv) it is probable that the amount due from the distributor will be collected; (v) we do not have a significant future obligations to directly assist in the distributor's resale of the product and (vi) the amount of future returns can be reasonably estimated. Once these criteria are met, we recognize revenue upon shipment to the distributor and estimate returns based on historical sales returns.

Allowance for Doubtful Accounts

The following table sets forth activities in our allowance for doubtful accounts for the periods indicated:

	Year Ended December 31,	
	2009	**2008**
Balance at the beginning of the period	$6,441	$ 8,503
Provision for losses	—	—
Receivables charged against reserve	—	(2,062)
Balance at the end of the period	$6,441	$ 6,441

Our standard policy on payment terms is net 30 days from delivery. In 2009 and 2008, our average days sales outstanding was 29 days and 62 days, respectively. The improvement in our 2009 DSO was due largely to strong collection effort. At certain times our trade accounts receivable have included balances from customers that have exceeded 10% of total accounts receivable. We have established credit limits for each of our customers and reviews such limits prior to product shipment. We believe that such customers are of high credit quality and that we are not subject to unusual risk with respect to such customers.

Allowance for doubtful accounts receivable is included as a charge to sales and marketing expense. We evaluate the sufficiency of our allowance for accounts receivable on a quarterly basis.

The sufficiency of our allowance for uncollectible accounts receivable is evaluated based on the recoverability of our accounts receivable, which is in turn based on a combination of factors, many of which are based on estimates. These factors include indicators of a specific customer's inability to meet its financial obligations to us, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. In addition, we may consider the length of time the receivables are past due, the financial health of the customer and historical experience. If circumstances related to specific customers change, our estimates of the recoverability of receivables could be further adjusted.

Concentration of Credit

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents as well as accounts receivable. Our cash and cash equivalents are on deposit at financial institutions and, at times, exceed the federal insured limits. We believe that the financial institutions are of high credit quality and that we are not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

We as indicated below had customers that comprise more than 10% of sales or accounts receivables for all periods presented in the accompanying consolidated financial statements. We establish credit limits for each of our customers and review such limits prior to product shipment. We believe that our customers indicated below are of high credit quality and that we are not subject to unusual risk with respect to such customers, and generally do not require collateral. The following schedule summarizes the percent of total sales to customers for the periods indicated.

	For the year ended December 31,	
Customer	**2009**	**2008**
Customer A	11.3%	14.9%
Customer D	—	12.4
Customer E	23.6	21.0
Customer F	12.4	14.5
Customer G	13.2	16.0
Customer H	15.0	—
% of total sales	75.5%	78.8%

For 2009, five customers accounted for 10% or more of our net sales, consisting of four distributors with a total of 51.9% and an OEM as to 23.6%. For 2008, five customers accounted for 10% or more of our net sales, consisting of four distributors with a total of 57.8% and an OEM as to 21.0%.

The following schedule summarizes the percent of total accounts receivable balances for certain customers for the periods indicated.

Customer	Year ended December 31,	
	2009	2008
Customer A	20.8%	—
Customer E	49.1	32.4%
Customer F	—	14.2
Customer G	—	17.4
Customer H	18.3	—
% of total accounts receivable	88.2%	64.0%

Inventories

Inventories are stated at the lower of cost (weighted average first in-first out) or market. We evaluate our inventory for potential excess and obsolete inventories based on forecasted demands and record a provision for such amounts as necessary. We recorded a provision of $433,000 and $108,000 in 2009 and 2008, respectively.

Stock-Based Compensation

General

Share-based payments to employees, including grants of employee stock options are recognized in our financial statements based on their fair values. The cost of equity-based service awards is based on the grant-date fair value of the award and is recognized over the period during which the employee is required to provide service in exchange for the award (vesting period). Stock-based compensation arrangements with non-employees are accounted for utilizing the fair value method or, if a more reliable measurement, the value of the services or consideration received. The resulting compensation expense is recognized for financial reporting over the term of performance or vesting.

Description of 2000 Omnibus Stock Plan

On March 29, 2000, our stockholders and board of directors approved the 2000 Omnibus Stock Plan, as amended, or 2000 Stock Plan, under which 2,969,000 shares of our common stock was reserved for issuance to directors, officers, employees, and consultants. Options granted under the 2000 Stock Plan may be incentive stock options, nonqualified stock options and/or restricted stock. The 2000 Stock Plan provides that the exercise price of incentive stock options must be at least equal to the market value of our common stock at the date such option is granted. For incentive stock option grants to an employee who owns more than 10% of the outstanding shares of our common stock, the exercise price on the incentive stock option must be 110% of market value at the time of grant. Granted options expire in ten years or less from the date of grant and vest based on the terms of the awards, generally ratably over four years.

Description of 2007 Stock Incentive Plan

On August 22, 2007, our board of directors approved the 2007 Stock Incentive Plan (the "2007 Plan"), under which up to 3,000,000 shares of our common stock may become available for issuance. At the adoption date, 1,526,425 shares were reserved for issuance. The reserved amount will increase by 300,000 shares at each of the five anniversaries of the adoption date, for a maximum of 3,000,000 shares issuable under the 2007 Plan. Prior to December 19, 2007, there was no public market for our common stock. Accordingly, the board of directors determined the market value of the common stock at the date of grant by considering a number of relevant factors, including our operating and financial performance and corporate milestones achieved, the prices at which shares of convertible preferred stock in arm's-length transactions were sold, the composition of and changes to the management team, the superior rights and preferences of securities senior to the common stock at the time of each grant and the likelihood of achieving a liquidity event for the shares of common stock underlying stock options.

Valuation of Stock Options

We use the Black-Scholes option pricing model to calculate the grant-date fair value of an option award. The key input assumptions used in the Black-Scholes option pricing model include; (i) the risk-free interest rate is based on the yield available on U.S. Treasury zero-coupon bonds at the date of grant with maturity dates approximately equal to the expected life at the grant date, (ii) the expected life of the options is based on evaluations of historical and expected future employee exercise behavior; (iii) volatility is based on historic volatilities from traded shares of a selected publicly traded peer group, believed to be comparable after consideration of size, maturity, profitability, growth, risk and return on investment; and (iv) dividend yield, we have not paid dividends in the past and it does not expect to in the foreseeable future. We utilize historical data to estimate pre-vesting forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

Income Taxes

Our deferred tax assets and liabilities reflect the future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and of tax credits. Deferred tax assets arise when a company's financial statements recognize charges or expenses that, for income tax purposes, will not be allowed as deductions until future periods. For example, when a corporation incurs an expense in its financial statements, such as restructuring charges, that it is not allowed to deduct on its federal tax return until paid in the future, the future tax benefit of that expense is generally recorded in the income statement as a reduction of income tax expense and in the balance sheet as a deferred tax asset. The same general treatment applies to the carry forward of unused net operating losses and unused tax credits. Deferred tax assets are often netted with deferred tax liabilities when presented in the balance sheet and are referred to as net deferred tax assets. We measure our deferred tax assets and liabilities using the tax rates and laws we expect to be in effect at the time of their reversal or utilization.

Under ASC topic 740, *Accounting for Income Tax*, a net deferred tax asset may be carried on the balance sheet at its full value only if it is more likely than not that the deductions, losses, or credits giving rise to such deferred tax asset will be used in the future. We periodically evaluate our deferred tax assets for recoverability using a consistent approach that considers the relative impact of negative and positive evidence, including our historical profitability and projections of future taxable income. Under GAAP, we are required to establish a valuation allowance for deferred tax assets and record a charge to income or stockholders' equity if we determine, based on available evidence at the time the determination is made, that it is not more likely than not that the deferred tax assets will be realized. In evaluating the need for a valuation allowance, we estimate future taxable income based on management-approved business plans and ongoing tax planning strategies. This process involves significant management judgment about assumptions that are subject to change from period to period based on changes in tax laws or variances between our projected operating performance, our actual results and other factors.

During the fourth quarter of 2008, we entered a three-year cumulative loss in the United States and therefore, concluded that a valuation allowance was appropriate for our deferred tax assets in the United States. We recorded a full valuation allowance against our U.S. deferred tax assets based upon uncertainty with respect to future taxable income in the United States for 2009.

The $151,000 balance of our net deferred tax asset at December 31, 2009 related to PRC taxes applicable to our China subsidiary. In the event we generate future taxable income in the futures, our income tax expense in future periods could be reduced to the extent those deferred tax assets are deemed recoverable.

We reinvest any earnings of our Wuxi subsidiary, MEMSIC Semiconductor, in its operations. We have not provided for U.S. income taxes that could result from the distribution of such earnings to us. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of the Wuxi subsidiary were sold or transferred, we would be subject to additional U.S. income taxes, net of impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

We have performed an analysis of our uncertain tax positions in connection with the application of ASC topic 740 as of the year ended December 31, 2009 and concluded we have no uncertain tax positions that do not meet a more likely than not standard set forth by ASC topic 740. Therefore, we have recorded no tax reserve related to uncertain positions in our financial statements.

Results of Operations

The following tables set forth a summary of our consolidated statements of operations for the periods by amount and as a percentage of our total net sales. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period:

	For the Year Ended December 31,			
	2009		2008	
	Amount	% of net sales	Amount	% of net sales
	(dollar amounts in thousands)			
Net sales	$28,372	100.0%	$20,076	100.0%
Cost of goods sold	15,436	54.4	10,459	52.1
Gross profit	12,936	45.6	9,617	47.9
Operating expenses:				
Research and development	5,230	18.4	4,356	21.8
Sales and marketing	2,328	8.2	3,159	15.7
General and administrative	6,295	22.2	5,949	29.6
Total operating expenses	13,853	48.8	13,464	67.1
Operating loss	(917)	(3.2)	(3,847)	(19.2)
Other income (expense):				
Interest and dividend income	819	2.9	2,186	10.9
Interest expense	—	—	(26)	(0.1)
Other, net	215	0.7	331	1.6
Total other income	1,034	3.6	2,491	12.4
Earnings (loss) before income taxes	117	0.4	(1,356)	(6.8)
Provision for income taxes	93	0.3	326	1.6
Net income	$ 24	0.1%	$ (1,682)	(8.4)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net Sales. Our net sales increased by 41.3% to $28.4 million in 2009 from $20.1 million in 2008. This increase was due to an increase in sales primarily from mobile phone applications, automotive applications and consumer applications.

- Sales in mobile phone applications increased 53% to $11.6 million in 2009 from $7.6 million in 2008, due to increased demand from China mobile phone manufacturers despite a significant price erosion in the market. Specifically, the China mobile phone market has been under increasing price pressure primarily due to competition from vendors of mechanical switch sensor products. As a result of this unexpected competition, sales were much lower in the second half of the year than in the first half.
- Sales in automotive applications increased 40% to $7.9 million in 2009 from $5.6 million in 2008, despite the challenging worldwide conditions in this industry. This increase reflects the increasing penetration of our new and high-precision sensor products in the vehicle stability control market.

- Sales in consumer applications increased 32% to $7.1 million in 2009, compared to $5.4 million in net sales in 2008. The increase was largely attributable to higher sales from digital camera and personal media player applications in Japan and China markets.

Cost of goods sold. Our cost of goods sold increased by 47.6% to $15.4 million in 2009 from $10.5 million in 2008. This increase was primarily due to the increase in the volume of units sold.

Gross profit and gross margin. Our gross profit increased by 34.5% to $12.9 million in 2009 from $9.6 million in 2008. Our gross margin decreased to 45.6% in 2009 from 47.9% in 2008 primarily due to the continuing decline in the average selling prices of our products in 2009, particularly on products for mobile phone applications. Our gross margin in 2008 was adversely affected by a write-off of costs related to our Olympic torch project during the year. Excluding the impact of the torch project, our gross margin in 2008 would have been 53.8%.

Research and development. Our research and development expenses increased by approximately 20.1%, to $5.2 million in 2009 from $4.4 million in 2008. This increase is primarily due to (i) an increase of $0.5 million in wages and salaries as a result of an increase in our head count for engineers and other research and development employees in both China and the U.S. and (ii) an increase of $0.4 million in research costs relating to the development of new products, offset by (iii) a decrease of $0.1 million in our engineers' travel expense. Research and development expenses, as a percentage of total net sales, decreased to 18.4% for the year ended December 31, 2009 from 21.8% for the year ended December 31, 2009. We will continue to invest in research and development projects to develop new products and system solutions, and as a result, we expect our research and development expense will continue to increase in 2010.

Sales and marketing. Our sales and marketing expenses decreased by approximately 26.3% to $2.3 million in 2009 from $3.2 million in 2008. The decrease was primarily due to a decrease of $0.9 million in wages and salaries due to headcount reduction in our sales and marketing department as a result of expense control initiatives taken in the fourth quarter of 2008. Sales and marketing expenses, as a percentage of total net sales, decreased to 8.2% for the year ended December 31, 2009 from 15.7% for the year ended December 31, 2008. We expect our sales and marketing expense will increase in 2010 as we are adding resources to develop and sell new applications using our new products and system solutions.

General and administrative. Our general and administrative expenses increased by approximately 5.8% to $6.3 million in 2009 from $5.9 million in 2008. This increase was primarily due to (i) an increase of $0.1 million in wages and salaries due to an increase in salaries and bonuses, (ii) an increase of $0.2 million in professional fees related to the Crossbow acquisition transaction cost, and (iii) an increase of $0.2 million in depreciation and amortization expenses as a result of the completion and occupancy of the new office building in Wuxi and the acquisition of the Memstron gas meter know-how, offset by (iv) a decrease of $0.1 million in travel expenses. General and administrative expenses, as a percentage of total net sales, decreased to 22.2% for the year ended December 31, 2009 from 29.6% for the year ended December 31, 2008.

Other income. Our other income was $1.0 million in 2009 compared to $2.5 million in 2008. This decrease was primarily due to a decrease in interest income as a result of lower interest rates.

Provision for income taxes. Our income tax provision was $93,000 in 2009 compared to an income tax provision of $0.3 million in 2008. Our income tax provision for 2009 principally reflected income tax expense incurred by our Wuxi subsidiary at a rate of 12.5% of pre-tax income offset by certain credits. Our income tax provision in 2008 reflected our establishment of a full valuation allowance of $1.3 million against our U.S. deferred tax assets and a tax benefit of $0.1 million recorded by our Wuxi subsidiary related to establishing a deferred tax asset in China. Beginning in 2009, our Wuxi subsidiary started its three-year tax holiday period at one-half the unified tax rate of 25%, which will extend until 2011.

Liquidity and Capital Resources

As of December 31, 2009, our principal sources of liquidity consisted of cash and cash equivalents of $67.0 million. In addition, our investments included $5.4 million of auction rate securities that have failed at auction and that are classified as long-term investments on our balance sheet. The principal represented by these investments will not be accessible to us until one of the following occurs: a successful auction occurs, the issuer redeems the issue, a buyer is found outside of the auction process or the underlying securities have matured. Based on our expected operating cash flows, and our other sources of cash, we do not expect the potential lack of liquidity in these investments to affect our ability to execute our current business plan in the near term. There can be no assurance that we would be able in the near term to liquidate these securities on favorable terms, or at all, and if we should require access to these funds sooner than we currently expect, our inability to sell these auction rate securities could adversely affect our liquidity and our financial flexibility.

We outsource certain steps of the manufacturing process to third parties while conducting the remaining steps in-house. As a result, our principal uses of cash historically have consisted of payments to our suppliers for the costs related to the outsourcing of wafer fabrication and outsourced processing fees paid to and materials purchased from third parties, as well as payments for our manufacturing overhead and equipment purchases. Other significant cash outlays consist of capital expenditures, including the construction of our buildings in China. We also have used cash to fund salaries, wages and commissions for our non-manufacturing related employees.

We believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs, including working capital requirements and capital expenditures for at least the next twelve months. Our future cash requirements will depend on many factors, including our operating income, the timing of our new product introductions, the costs to maintain adequate manufacturing capacity, the continuing market acceptance of our products, or other changing business conditions and future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would be dilutive to our stockholders. The incurrence of indebtedness would divert cash for working capital requirements and capital expenditures to service debt and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our stockholders. If we are unable to obtain additional equity or debt financing, our business, operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31,	
	2009	2008
Net cash provided by operating activities	$ 3,955	$ 4,053
Net cash provided by (used in) investing activities	(1,462)	33,349
Net cash provided by financing activities	111	6,503
Effect of exchange rate changes on cash and cash equivalents	2	(248)
Net increase in cash and cash equivalents	$ 2,606	$43,657

In October 2008, our board of directors authorized a stock repurchase program and in the fourth quarter of 2008, we repurchased 106,300 shares at an average price of $1.72 per share. Approximately $4.8 million remains in our share repurchase program.

Operating Activities

Net cash provided by operating activities for 2009 was $4.0 million, which was derived from net income of $24,000 adjusted to reflect a net increase relating to non-cash items and a net increase relating to changes in balances of operating assets and liabilities. The adjustments relating to non-cash items, a net of $3.4 million, were primarily due to depreciation and amortization expense of $2.0 million, stock based compensation expense of $1.4 million, and deferred income tax of ($37,000). The adjustments relating to changes in balances of operating assets and liabilities, a net of $0.5 million, primarily consisted of $1.3 million decrease in inventory balance, as a result of sales increases and inventory management, and $88,000 increase in accounts payable and accrued expenses, offset by $0.8 million increase in account receivables and $71,000 increase in other assets.

Net cash provided by operating activities for 2008 was $4.1 million, which was derived from a net loss of 1.7 million adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in balances of operating assets and liabilities. The adjustments relating to non-cash items, a net of $3.4 million, were primarily due to depreciation and amortization expense of $1.7 million, stock based compensation expense of $1.3 million, and deferred income tax of $0.4 million. The adjustments relating to changes in balances of operating assets and liabilities, a net of $2.4 million, primarily consisted of $4.0 million decrease in account receivables, due to lower sales and successful collection efforts, particularly with respect to our former distributor WPI, which accounted for approximately 79% of our receivables at December 31, 2007 and had a zero balance at December 31, 2008, and $0.2 million decrease in other assets, primarily due to decrease in prepaid expenses, both offset by $1.6 million decrease in accounts payable and accrued expenses primarily related to payment of initial public offering expenses and $0.2 million increase in inventories, primarily due to inventory planning decisions made earlier in 2008, before the impact of the recent economic downturn was fully apparent.

Investing Activities

Net cash used in investing activities for 2009 was $1.5 million, primarily due to $3.1 million investment in the construction of our new facilities and expansion of our existing manufacturing equipment capacity, offset by $1.7 million proceeds from the sale of investments.

Net cash provided by investing activities for 2008 was $33.3 million, primarily due to proceeds from the sale of short-term investments, which was offset by $6.4 million investments in the construction of our new facilities and expansion of our existing manufacturing equipment capacity.

Financing Activities

Net cash provided by financing activities for 2009 was $0.1 million, primarily due to proceeds from exercise of options to purchase common stock.

Net cash provided by financing activities for 2008 was $6.5 million, primarily due to $7.6 million in net proceeds from the exercise by the underwriters in our initial public offering of their over-allotment option.

Capital Expenditures

We have completed the first phase of construction of two new buildings adjacent to our current facility in Wuxi, China, comprising 20,800 square meters, consisting of 8,700 square meters for a new research and development institute, and 12,100 square meters of new manufacturing facilities. Phase one included the structural construction of the two new buildings and furnishing and fitting out the research and development office building. We started using the research and development office building in the fourth quarter of 2009. The total cost for this phase was $6.5 million. Phase two includes the furnishing and equipment of the manufacturing facility. At the beginning of 2010, we started phase two to furnish and equip a portion of our new manufacturing facility to meet our expected production requirements for both accelerometer products and non-accelerometer products in 2010.

Our capital expenditures amounted to $3.1 million and $6.4 million in 2009 and 2008, respectively.

Off-Balance Sheet Arrangements

We do not have special purpose entities. Other than operating leases for office leases, described below, we do not engage in off-balance sheet financing arrangements.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2009:

	Payments due by period				
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease commitments	$ 573	$ 174	$330	$ 69	$—
Non-cancellable purchase orders	1,289	1,289	—	—	—
	$1,862	$1,463	$330	$ 69	$—

Operating lease commitments represent the leases we entered into for our headquarters, sales offices and certain equipment. Non-cancelable purchase orders included primarily contractual commitments we placed with our vendors for production materials.

In addition, we are under a contractual obligation to make royalty payments to Simon Fraser University on a license relating to our core thermal accelerometer technology. These royalty payments are calculated as a percentage of net sales subject to a maximum of $100,000 per year.

Recent Accounting Pronouncements

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for us in the quarter ended September 30, 2009. The Codification brings together in one place all authoritative GAAP and substantially retains existing GAAP. This change did not affect our consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 for *Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements*. This Update requires new disclosures for transfers in and out of Level 1 and 2 and activity in Level 3. This Update also clarifies existing disclosures for level of disaggregation and about inputs and valuation techniques. The new disclosures are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. We do not expect the adoption of ASU 2010-06 will have a material impact on its financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements*. ASU No. 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the amendments in ASU No. 2009-13 retrospectively for all prior periods. We do not expect the adoption of ASU 2009-13 will have a material impact on our financial position or statement of operations.

In April 2009, the FASB issued ASC topic 320-10, *Investments—Debt and Equity Securities,* which amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The standard does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of the standard did not have a material effect on our financial position or results of operations.

In April 2008, the FASB issued ASC topic 350-30-35, *Determination of the Useful Life of Intangible Assets,* which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset. The standard was effective for us on January 1, 2009. The adoption of the provisions of the standard did not have any impact on our financial position and results of operations.

In December 2007, the FASB issued ASC topic 805, *Business Combinations*. This statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. For us, this statement is effective prospectively for business combinations for which the acquisition date was on or after January 1, 2009. The adoption of the provisions of this statement did not have any impact on our financial position and results of operations, however, it will impact the accounting for our recent Crossbow acquisition and all our acquisitions on or after January 1, 2009.

In accordance with ASC topic 820, *Fair Value Measurements and Disclosures,* effective January 1, 2009, we adopted the applicable provisions which established a framework for measuring fair value and expands disclosures about fair value measurements including nonfinancial assets and liabilities. The adoption did not have a material impact on our consolidated financial position, operations and cash flows.

In December 2007, general standards of accounting for disclosure of events that have occurred after the balance sheet date but before financial statements are issued were established. ASC topic 855 (originally issued as SFAS No. 165, *Subsequent Events*) provides the general standards which are applicable for interim or annual financial periods ending after June 15, 2009. Effective June 15, 2009, we adopted the provisions of ASC 855 and have evaluated subsequent events as required.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MEMSIC, Inc.

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of MEMSIC, Inc.

We have audited the accompanying consolidated balance sheets of MEMSIC, Inc. as of December 31, 2009 and December 31, 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MEMSIC, Inc. at December 31, 2009 and December 31, 2008, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Boston, Massachusetts
March 31, 2010

MEMSIC, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$66,970,736	$64,365,607
Restricted cash	863,439	—
Short-term investments	—	1,485,023
Accounts receivable, net of allowance for doubtful accounts of $6,441 as of December 31, 2009 and 2008, respectively	2,670,144	1,884,194
Inventories	4,988,611	6,267,911
Deferred taxes	96,217	78,204
Other assets	908,241	969,892
Total current assets	76,497,388	75,050,831
Property and equipment, net	14,591,828	13,351,721
Long-term investments	5,353,000	5,553,000
Intangible assets, net	988,270	978,256
Deferred taxes	55,100	36,439
Other assets	26,355	51,529
Total assets	$97,511,941	$95,021,776
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,115,694	$ 1,360,274
Accrued expenses	1,662,518	1,380,071
Advance research funding	863,439	—
Total current liabilities	3,641,651	2,740,345
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.00001 par value; authorized, 45,000,000 shares; 23,793,113 and 23,694,425 shares issued and outstanding at December 31, 2009 and 2008, respectively	238	237
Additional paid-in capital	98,112,408	96,538,040
Accumulated other comprehensive income	2,218,496	2,227,901
Accumulated deficit	(6,460,852)	(6,484,747)
Total stockholders' equity	93,870,290	92,281,431
Total liabilities and stockholders' equity	$97,511,941	$95,021,776

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2009	2008
Net sales	$28,372,015	$20,076,444
Cost of goods sold	15,436,281	10,458,790
Gross profit	12,935,734	9,617,654
Operating expenses:		
Research and development	5,229,986	4,355,730
Sales and marketing	2,328,025	3,159,476
General and administrative	6,295,017	5,948,847
Total operating expenses	13,853,028	13,464,053
Operating loss	(917,294)	(3,846,399)
Other income (expense):		
Interest and dividend income	819,091	2,185,504
Interest expense	—	(25,648)
Other, net	214,731	330,525
Total other income	1,033,822	2,490,381
Earnings (loss) before income taxes	116,528	(1,356,018)
Provision for income taxes	92,633	326,124
Net income (loss)	$ 23,895	$ (1,682,142)
Net income (loss) per common share:		
Basic	$ 0.00	$ (0.07)
Diluted	$ 0.00	$ (0.07)
Weighted average shares outstanding:		
Basic	23,740,592	23,681,923
Diluted	24,007,456	23,681,923

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Par Value				
Balance December 31, 2007	22,768,600	$228	$87,176,262	$1,063,747	$(4,802,605)	$83,437,632
Net loss					(1,682,142)	(1,682,142)
Foreign currency translation adjustment				1,411,154		1,411,154
Unrealized loss on auction rate securities				(247,000)		(247,000)
Comprehensive loss						(517,988)
Exercise of options to purchase common stock	114,125	1	46,636			46,637
Stock compensation expense			1,258,830			1,258,830
Issuance of common stock to purchase know how	95,000	1	509,199			509,200
Issuance of common stock from underwriters' over allotment	823,000	8	7,638,892			7,638,900
Repurchase and retirement of common stock	(106,300)	(1)	(182,493)			(182,494)
Adjustment of issuing cost for initial public offering			90,714			90,714
Balance December 31, 2008	23,694,425	237	96,538,040	2,227,901	(6,484,747)	92,281,431
Net income					23,895	23,895
Foreign currency translation adjustment				(9,405)		(9,405)
Comprehensive income						14,490
Exercise of options to purchase common stock	98,688	1	110,605			110,606
Stock compensation expense			1,413,763			1,413,763
Adjustment of issuing cost for initial public offering			50,000			50,000
Balance December 31, 2009	23,793,113	$238	$98,112,408	$2,218,496	$(6,460,852)	$93,870,290

See notes to consolidated financial statements

MEMSIC, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ 23,895	$ (1,682,142)
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Depreciation and amortization	2,046,625	1,695,330
Stock compensation expense	1,413,763	1,258,830
Deferred income taxes	(36,699)	382,765
Changes in assets and liabilities:		
Restricted cash	(863,439)	—
Accounts receivable	(785,950)	4,033,263
Inventories	1,275,072	(236,680)
Other assets	(70,565)	231,627
Accounts payable and accrued expenses	88,423	(1,629,614)
Advance research funding	863,439	—
Net cash provided by operating activities	3,954,564	4,053,379
Cash flows provided by (used in) investing activities:		
Purchase of investments	—	(20,045,317)
Proceeds from sale of investments	1,682,988	59,825,000
Purchase of property and equipment	(3,144,838)	(6,430,604)
Net cash provided by (used in) investing activities	(1,461,850)	33,349,079
Cash flows provided by financing activities:		
Proceeds from exercise of underwriters' over-allotment to purchase common stock, net of offering costs of $591,100	—	7,638,900
Payments of notes payable	—	(1,000,000)
Repurchase of common stock	—	(182,494)
Proceeds from exercise of options to purchase common stock	110,606	46,637
Net cash provided by financing activities	110,606	6,503,043
Effect of exchange rate changes on cash and cash equivalents	1,809	(248,688)
Net increase in cash and cash equivalents	2,605,129	43,656,813
Cash and cash equivalents—beginning of year	64,365,607	20,708,794
Cash and cash equivalents—end of year	$66,970,736	$ 64,365,607
Supplemental disclosures of non-cash transactions:		
Acquisition of intangible asset in exchange for common stock	$ —	$ 509,200
Adjustment to issuing cost for initial public offering	$ 50,000	$ 90,714
Supplemental disclosures of cash flows information:		
Cash paid for interest	$ —	$ 25,648
Cash paid for income taxes	$ 276,729	$ —

See notes to consolidated financial statements

MEMSIC, Inc.

Notes to Consolidated Financial Statements

1. NATURE OF THE BUSINESS AND OPERATIONS

MEMSIC, Inc. (the Company) was incorporated on March 3, 1999 as a Delaware corporation. The Company is a leading provider of semiconductor sensor systems solutions based on micro electromechanical systems (MEMS) technology and advanced integrated circuit design. The Company has integrated a MEMS technology-based inertial sensor, commonly known as an accelerometer, with mixed signal processing circuitry onto a single chip using a standard complementary metal-oxide-semiconductor (CMOS) process. This proprietary technology has allowed for sensor solutions at lower cost, higher performance and improved functionality. Utilizing a standard CMOS process allows easily integrated additional functions, the creation of new sensors to expand into magnetic, touch and flow sensors, as well as other MEMS application areas beyond accelerometers. Any application that requires the control or measurement of motion is a potential application for accelerometers. Accelerometer products have a wide range of applications for consumer electronics, mobile phones, automotive (airbags, rollover detection, electronic stability control and navigation systems), as well as business, industrial and medical applications.

MEMSIC, Inc. maintains its corporate headquarters in Massachusetts. All manufacturing operations are provided by its wholly-owned subsidiary, MEMSIC Semiconductor (Wuxi) Company Limited (MEMSIC Semiconductor), located in the People's Republic of China (PRC).

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of MEMSIC, Inc. and MEMSIC Semiconductor. MEMSIC Semiconductor was organized in November 1999 in Wuxi, Jiangsu Province, in the PRC. All significant intercompany balances and transactions have been eliminated in consolidation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Advertising Costs

Advertising costs are expensed as incurred and are included in sales and marketing expenses. Advertising costs were not material for the periods presented in the accompanying consolidated statements of operations.

Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

The Company has presented cash on hand associated with advance research funding received from the Chinese government as restricted cash since the cash must be maintained in a separate bank account and used only for specified research projects.

Advance Research Funding

Advance research funding represents research funding granted by the Chinese government for a specific research and development project the Company is taking on. The amount received is initially recorded as a liability and subsequently recognized as a credit to research and development expenses in the statements of operations as the Company performs the project and has complied with the conditions or performance obligations attached to the related government grants.

Foreign Currency

The Company's manufacturing operations and certain other operations are conducted by MEMSIC Semiconductor. The functional currency of MEMSIC Semiconductor is the Renminbi. Financial transactions between the Company and MEMSIC Semiconductor are conducted in United States dollars. At December 31, 2009 and 2008, the underlying currency for approximately 39.5% and 38.6% of consolidated assets, respectively, was the Renminbi. The Company does not believe that it is subject to significant foreign exchange risk and, accordingly, has not utilized hedging strategies with respect to such foreign exchange exposure.

Foreign currency exchange transaction gains or losses are charged to operations as incurred, and have not been significant for all periods presented. Foreign currency translation gains and losses are included as a separate component of stockholders' equity.

Comprehensive Income (Loss)

ASC topic 220, *Comprehensive Income,* established the standards for reporting and displaying comprehensive income (loss) in financial statements. Comprehensive income (loss) is defined to include all changes in stockholders' equity during the period other than those changes that result from investments by and distributions to stockholders.

Concentration of Credit

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents as well as accounts receivable. The Company's cash and cash equivalents are on deposit at financial institutions and, at times, exceed the federal insured limits. The Company believes that the financial institutions are of high credit quality and that the Company is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

The Company as indicated below had customers that comprise more than 10% of sales or accounts receivables for all periods presented in the accompanying consolidated financial statements. The Company establishes credit limits for each of its customers and reviews such limits prior to product shipment. The Company believes that the customers indicated below are of high credit quality and that the Company is not subject to unusual risk with respect to such customers, and generally does not require collateral. The following schedule summarizes the percent of total sales to customers for the periods indicated.

Customer	For the year ended December 31, 2009	2008
Customer A	11.3%	14.9%
Customer D	—	12.4
Customer E	23.6	21.0
Customer F	12.4	14.5
Customer G	13.2	16.0
Customer H	15.0	—
% of total sales	75.5%	78.8%

For 2009, five customers accounted for 10% or more of the Company's net sales, consisting of four distributors with a total of 51.9% and an OEM as to 23.6%. For 2008, five customers accounted for 10% or more of the Company's net sales, consisting of four distributors with a total of 57.8% and an OEM as to 21.0%.

The following schedule summarizes the percent of total accounts receivable balances for certain customers for the periods indicated.

Customer	Year ended December 31, 2009	2008
Customer A	20.8%	—
Customer E	49.1	32.4%
Customer F	—	14.2
Customer G	—	17.4
Customer H	18.3	—
% of total accounts receivable	88.2%	64.0%

Concentration of Supplier

The Company relies on one affiliated supplier for all wafer purchases required in the manufacturing process, other than those used in the Company's magnetic sensor products. Purchases from this supplier represent approximately 50% of all material costs for all periods presented in the accompanying consolidated financial statements. At December 31, 2009, the Company had $290,000 of non-cancellable open purchase order agreements with this affiliated supplier.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect at the date of the financial statements the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash equivalents, short-term investments, accounts receivable, accounts payable, notes payable and accrued expenses approximate their fair values due to the short term nature of the instruments at December 31, 2009 and 2008.

Income Taxes

Deferred tax assets and liabilities relate to temporary differences between the financial reporting bases and the tax bases of assets and liabilities, the carryforward tax losses and available tax credits. Such assets and liabilities are measured using tax rates and laws expected to be in effect at the time of their reversal or utilization. Valuation allowances are established, when necessary, to reduce the net deferred tax asset to an amount more likely than not to be realized. For interim reporting periods, the Company uses the estimated annual effective tax rate except with respect to discrete items, whose impact is recognized in the interim period in which the discrete item occurred.

Intangible Assets

Intangible assets relate to issued and applied for patents on the Company's core technology and gas meter processing know-how purchased in May 2008. The Company amortizes its patents over 15 years and amortizes the purchased know-how over 5 years.

Intangible assets consisted of the following at December 31, 2009.

	December 31,	
	2009	2008
Patents	$ 789,032	$ 631,624
Know-how	509,200	509,200
Gross intangible assets	1,298,232	1,140,824
Accumulated amortization	(309,962)	(162,568)
Net intangible assets	$ 988,270	$ 978,256

Amortization expense expected over the next five years is approximately $155,000 per year. Amortization expense amounted to $147,000 in 2009 and $96,000 in 2008.

Inventories

Inventories are stated at the lower of cost (weighted average FIFO) or market. The Company evaluates its inventory for potential excess and obsolete inventories based on forecasted demands and records a provision for such amounts as necessary. The Company recorded a provision of approximately $433,000 and $108,000 in 2009 and 2008, respectively.

Net Income (Loss) per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average common shares outstanding. Diluted net income (loss) per share is calculated by dividing net income (loss) by the weighted-average common shares and potentially dilutive securities outstanding during the period using the treasury stock method.

Property and Equipment

Property and equipment are recorded at cost. For financial reporting, depreciation is provided utilizing straight-line method over the estimated three to five-year life for equipment and furniture and fixtures, estimated twenty year life for the building in China, and the estimated forty-seven year life for land in China. Chinese statutory regulations stipulate that the ownership of land reverts back to the PRC after forty-seven years. The Company estimates a residual value of 10% of the assets' original cost in calculating depreciation for assets in China. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Costs for repairs and maintenance that do not increase the useful life of the asset are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

Revenue Recognition

The Company recognizes revenue from the sale of its product to end customers when all of the following conditions have been met: (i) evidence exists of an arrangement with the customer, typically consisting of a purchase order or contract; (ii) the Company's products have been shipped and risk of loss has passed to the customer; (iii) the Company has completed all of the necessary terms of the purchase order or contract; (iv) the amount of revenue to which the Company is entitled is fixed or determinable; and (v) the Company believes it is probable that it will be able to collect the amount due from the customer. To the extent that one or more of these conditions has not been satisfied, the Company defers recognition of revenue. An allowance for estimated future product returns and sales price allowances is established at the date of revenue recognition. An allowance for uncollectible receivables is established by a charge to operations when in the opinion of the Company, it is probable that the amount due to the Company will not be collected.

The Company sells its products to end customers as well as distributors. Sales to distributors are made pursuant to distributor agreements, which allow for the return of goods under certain circumstances. Accordingly, the Company follows the following criteria for recognition of sales to distributors: (i) the selling price to the distributor is fixed or determinable at the date of shipment; (ii) the distributor's obligation to pay the selling price is not contingent on resale of the product; (iii) the Company's product has been shipped and risk of loss has passed to the distributor; (iv) it is probable that the amount due from the distributor will be collected; (v) the Company does not have significant future obligations to directly assist in the distributor's resale of the product; and (vi) the amount of future returns can be reasonably estimated. Once these criteria are met, the Company recognizes revenue upon shipment to the distributor and estimates returns based on historical sales returns.

Shipping and Handling costs

Shipping and handling costs incurred are included in cost of goods sold in the consolidated statements of operations.

Short-term Investments

Short-term investments are carried at fair value, with the unrealized gains and losses, if any, net of tax, reported in other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as short-term investments are included in interest and dividend income. Quarterly, management reviews the valuation of short-term investments and recognizes an impairment loss where the decline in value is deemed to be other than a temporary decline.

Short-term investments held by the Company at December 31, 2008 were primarily invested in mutual funds. There were no short-term investments at December 31, 2009.

Stock-Based Compensation

The Company accounts for share-based payments to employees based on requirements that all share-based payments to employees, including grants of employee stock options, shall be recognized in the financial statements based on their fair values. The cost of equity-based service awards is based on the grant-date fair value of the award and is recognized over the period during which the employee is required to provide service in exchange for the award (vesting period). Stock-based compensation arrangements with non-employees are accounted for utilizing the fair value method or, if a more reliable measurement, the value of the services or consideration received. The resulting compensation expense is recognized for financial reporting over the term of performance or vesting.

Translation of Foreign Currency

The financial statements of MEMSIC Semiconductor are translated into United States dollars in accordance with ASC topic 830, *Foreign Currency Matters*. The functional currency of MEMSIC Semiconductor, the Renminbi, is translated into United States dollars utilizing the following method: assets and liabilities are translated at exchange rates in effect at the end of the year, and revenues and expenses are translated at the weighted average exchange rates during the year. Cumulative translation gains and losses are included as a separate component of stockholders' equity and reported as a part of comprehensive income. Transaction gains and losses are included in the consolidated statements of operations as incurred.

Warranty Reserve

The Company's products are warranted against manufacturing defects for twelve months following the date of sale (eighteen months following date of sale to a distributor). Products returned under the provisions of the warranty agreement require the pre-approval of the Company. The Company's sole obligation under the provisions of the warranty agreement is to replace or repair the product. Reserves for potential warranty claims are provided at the time of revenue recognition and are based on several factors including historical claims experience, current sales levels and the Company's estimate of repair costs. To date, warranty expenses have not been significant.

Recent Accounting Pronouncements

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") became effective for the Company in the quarter ended September 30, 2009. The Codification brings together in one place all authoritative GAAP and substantially retains existing GAAP. This change did not affect the Company's consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06 for *Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements*. This Update requires new disclosures for transfers in and out of Level 1 and 2 and activity in Level 3. This Update also clarifies existing disclosures for level of disaggregation and about inputs and valuation techniques. The new disclosures are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 disclosures, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those years. The Company does not expect the adoption of ASU 2010-06 will have a material impact on its financial position or results of operations.

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements*. ASU No. 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and early adoption is permitted. A company may elect, but will not be required, to adopt the amendments in ASU No. 2009-13 retrospectively for all prior periods. The Company does not expect the adoption of ASU 2009-13 will have a material impact on its financial position or statement of operations.

In April 2009, the FASB issued ASC topic 320-10, *Investments—Debt and Equity Securities,* which amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The standard does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of the standard did not have a material effect on the Company's financial position or results of operations.

In April 2008, the FASB issued ASC topic 350-30-35, *Determination of the Useful Life of Intangible Assets*, which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset. The standard was effective for the Company on January 1, 2009. The adoption of the provisions of the standard did not have any impact on the Company's financial position and results of operations.

In December 2007, the FASB issued ASC topic 805, *Business Combinations*. This statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. For the Company, this statement is effective prospectively for business combinations for which the acquisition date is on or after January 1, 2009. The adoption of the provisions of this statement did not have any impact on the Company's financial position and results of operations.

In accordance with ASC topic 820, *Fair Value Measurements and Disclosures,* effective January 1, 2009, the Company adopted the applicable provisions which established a framework for measuring fair value and expands disclosures about fair value measurements including nonfinancial assets and liabilities. The adoption did not have a material impact on the Company's consolidated financial position, operations and cash flows.

In 2009, we adopted new general standards of accounting for disclosure of events that have occurred after the balance sheet date but before financial statements are issued. ASC topic 855, (originally issued as SFAS No. 165, *Subsequent Events*) provides the general standards which are applicable for interim or annual financial periods ending after June 15, 2009. Effective June 15, 2009, the Company adopted the provisions of ASC 855 and has evaluated subsequent events as required by this standard. See note 17.

4. LONG-TERM INVESTMENTS

Investments held by the Company at December 31, 2009 consisted primarily of auction rate securities, or ARS, and are considered available for sale. These securities reset the interest or dividend rates by auctions held at intervals of 7, 28, 35 or 49 days, and at such dates the Company has the option to sell such securities. The auction rate securities held by the Company have contractual maturities of greater than 10 years.

These investments are carried at fair value, with the unrealized gains and losses, if any, net of tax, reported in other comprehensive income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities are included in interest and dividend income. Quarterly, management reviews the valuation of investments and considers whether any decline in value is deemed to be other than a temporary decline.

At December 31, 2009, the Company held two ARS investments: Illinois Educational Facilities Authority Select Auction Variable Rate Securities having a value at par of $3.0 million with a maturity date in 2028 and Montana Health Facility Authority Select Auction Variable Rate Securities having a value at par of $2.6 million with a maturity date in 2017. The Company has classified these investments as long-term assets due to liquidity issues that have recently been experienced in global credit and capital markets as well as failed auctions since the first quarter of 2008. A failed auction means that the amount of securities submitted for sale at auction exceeded the amount of purchase orders. If an auction fails, the issuer becomes obligated to pay interest at penalty rates, and all of the auction rate securities the Company holds continue to pay interest in accordance with their stated terms. However, the failed auctions create uncertainty as to the liquidity of these securities.

Based on the Company's expected operating cash flows, and other sources of cash, the Company does not expect the potential lack of liquidity in these investments to affect its ability to execute its current business plan in the near term.

Fair Value Measurement

The Company accounts for assets and liabilities recognized or disclosed in the financial statements at fair value on a recurring basis in accordance with the provisions of ASC topic 820.

ASC topic 820 provides that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. ASC topic 820 requires the Company to use valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs

Level 3: Unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions about how market participants would price the assets or liabilities

The valuation techniques that may be used to measure fair value are as follows:

A. Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities

B. Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models and excess earnings method

C. Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost)

The Company's assets measured at fair value on a recurring basis during the period include (in thousands):

	Carrying amount as of December 31, 2009	Level 1	Level 2	Level 3	Valuation Technique
Auction rate securities	$5,353	$—	$—	$5,353	(B)

The reconciliation of the Company's assets measured at fair value on a recurring basis using unobservable inputs (Level 3) is as follows (in thousands):

	Auction Rate Securities
Balance at January 1, 2009	$5,553
Redemptions	(200)
Transfers to Level 3	—
Gains and losses:	
Reported in earnings	—
Reported in other comprehensive loss	—
Balance at December 31, 2009	$5,353

The Company historically accounted for the ARS held in its portfolio as available-for-sale investments. The carrying value of these ARS approximated fair value due to the frequent resetting of the interest rate. While the Company continues to earn interest at the specified contractual rate on those investments involved in failed auctions, due to the failed auctions and the illiquidity of these securities under current market conditions, the Company has considered whether par value continues to be a reasonable basis for estimating the fair value of these ARS at December 31, 2009 and 2008. The Company estimated the fair value of these securities at December 31, 2009 and 2008 using broker valuations and internally-developed models of the expected future cash flows related to the securities as well as referencing a third party specialist's valuation. One of the more significant assumptions made in the Company's internally-developed models was the term of expected cash flows of the underlying auction rate securities and the discount related to the illiquidity of the investments. The Company developed several scenarios for the liquidation of the auction rate securities over periods that ranged from 3 to 7 years. In estimating the fair value of these investments, the Company considered the financial condition and near-term prospects of the issuers, the magnitude of the losses compared to the investments' cost, the length of time the investments have been in an unrealized loss position, the low probability that the Company will be unable to collect all amounts due according to the contractual terms of the security, whether the security has been downgraded by a rating agency, and the Company's ability and intent to hold these investments until the anticipated recovery in market value occurs. Based on the estimated operating cash flows and other sources of cash, the Company intends to hold these auction rate securities for the foreseeable future.

The Company's valuation analysis for the year ended December 31, 2009 resulted in no change in the unrealized impairment loss recorded since December 31, 2008. The Company continues to monitor the market for auction rate securities and to assess its impact on the fair value of the Company's investments. If current market conditions deteriorate further, the Company may be required to record additional temporary unrealized losses in other comprehensive income (loss) or, if the decline in fair value is judged to be other-than-temporary, the cost basis of the individual security may be written off to fair value as a new cost basis and the amount of the write-down would be reflected as a charge to earnings.

5. INVENTORIES

Inventories consist of the following:

	December 31,	
	2009	2008
Raw materials	$2,529,594	$1,575,554
Work in process	1,715,212	3,397,176
Finished goods	743,805	1,295,181
Total	$4,988,611	$6,267,911

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2009	2008
Land	$ 399,275	$ 359,272
Building and improvements	5,876,123	1,638,433
Machinery and equipment	11,477,672	10,505,372
Computer hardware and software	737,433	689,791
Construction-in-progress	3,209,962	5,359,072
Total property and equipment, at cost	21,700,465	18,551,940
Less accumulated depreciation and amortization	7,108,637	5,200,219
Property and equipment, net	$14,591,828	$13,351,721

The Company has completed the first phase of construction of two new buildings adjacent to its current facility in Wuxi, China, comprising 20,800 square meters, consisting of 8,700 square meters for a new research and development institute, and 12,100 square meters of new manufacturing facilities. Phase one included the structural construction of the two new buildings and furnishing and fitting out the research and development office building. The Company started using the research and development office building in the fourth quarter of 2009. The total cost for this phase was $6.5 million. Phase two includes the furnishing and equipment of the manufacturing facility. At the beginning of 2010, the Company started phase two to furnish and equip a portion of its new manufacturing facility to meet its expected production requirements for both accelerometer products and non-accelerometer products in 2010.

7. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	
	2009	2008
Accrued compensation	$ 809,122	$ 276,282
Professional fees	440,175	356,342
Initial public offering costs	—	361,751
Other	413,221	385,696
Total accrued expenses	$1,662,518	$1,380,071

8. COMMON STOCK

The Company reserved 2,993,467 and 2,942,130 shares at December 31, 2009 and 2008 for options to purchase common stock.

9. STOCK INCENTIVE PLAN

Description of Plan

On March 29, 2000, the Company's stockholders and board of directors approved the 2000 Omnibus Stock Plan (the "2000 Plan"), as amended, under which 2,969,000 shares of the Company's common stock were reserved for issuance to directors, officers, employees, and consultants. Options granted under the 2000 Plan may be incentive stock options, nonqualified stock options and/or restricted stock. The 2000 Plan provides that the exercise price of incentive stock options must be at least equal to the market value of the Company's common stock at the date such option is granted. For incentive stock option grants to an employee who owns more than 10% of the outstanding shares of common stock of the Company, the exercise price on the incentive stock option must be 110% of market value at the time of grant. Granted options expire in ten years or less from the date of grant and vest based on the terms of the awards, generally ratably over four years.

On August 22, 2007, the Company's board of directors approved the 2007 Stock Incentive Plan (the "2007 Plan"), under which up to 3,000,000 shares of the Company's common stock may become available for issuance. At the adoption date, 1,526,425 shares were reserved for issuance. The reserved amount will increase by 300,000 shares at each of the five anniversaries of the adoption date, for a maximum of 3,000,000 shares issuable under the 2007 Plan. Prior to December 19, 2007, there was no public market for the Company's common stock. Accordingly, the board of directors determined the market value of the common stock at the date of grant by considering a number of relevant factors, including the Company's operating and financial performance and corporate milestones achieved, the prices at which shares of convertible preferred stock in arm's-length transactions were sold, the composition of and changes to the management team, the superior rights and preferences of securities senior to the common stock at the time of each grant and the likelihood of achieving a liquidity event for the shares of common stock underlying stock options.

Valuation of Stock Options

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an option award. The key input assumptions used in the Black-Scholes option pricing model include; (i) the risk-free interest rate based on the yield available on U.S. Treasury zero-coupon bonds at the date of grant with maturity dates approximately equal to the expected life at the grant date, (ii) the expected life of the options based on evaluations of historical and expected future employee exercise behavior; (iii) volatility based on historic volatilities from traded shares of a selected publicly traded peer group, believed to be comparable after consideration of size, maturity, profitability, growth, risk and return on investment; and (iv) dividend yield at zero since the Company has not paid dividends in the past and it does not expect to in the foreseeable future. The

Company utilizes historical data to estimate pre-vesting forfeitures and records stock-based compensation expense only for those awards that are expected to vest.

The weighted-average fair values per share of the options granted during the 12 months ended December 31, 2009 and 2008 were $1.66 and $1.90, respectively, utilizing the following assumptions:

	For the Year Ended December 31,	
	2009	2008
Volatility	77%-81%	64%-72%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Risk free interest rate	1.60%-2.84%	2.02%-3.26%
Forfeitures	27%-46%	27%-39%

For the years ended December 31, 2009 and 2008, the Company recorded stock-based compensation expense for the fair value of stock options granted to the Company's employees and directors in the amount of $1,318,403 and $1,215,833, respectively. At December 31, 2009, total unrecognized stock-based compensation expense for stock options granted to the Company's employees and directors was estimated to approximate $3.1 million.

For stock options issued in 2005, the Company recorded a deferred stock compensation expense of $629,000 for the intrinsic value of these options applying the fair value provided from a valuation report on February 28, 2006. For the year ended December 31, 2009 and 2008, the Company recorded stock-based compensation expense for these options in the amount of $32,260 and $80,858, respectively. At December 31, 2009, the total unrecognized stock-based compensation expense was $0.

The Company has historically accounted for stock options granted to consultants using the fair value method for the calculation of compensation cost. For the years ended December 31, 2009 and 2008, the Company recorded compensation expense for stock option grants to consultants in the amount of $63,100 and ($36,445), respectively.

The stock option activity under the 2000 and 2007 Stock Plan is as follows:

	Options Outstanding	Weighted Average Exercise Price	Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding at December 31, 2008	2,357,055	$5.26	8.5	$ 461,764
Granted	289,800	2.57		
Exercised	(98,688)	1.12		
Cancelled	(448,988)	3.95		
Options outstanding at December 31, 2009	2,099,179	$5.36	7.8	$1,975,462
Options exercisable at December 31, 2009	798,630	$4.17	6.8	$1,204,060
Options available for grant at December 31, 2009	894,288			

The intrinsic values (aggregate market value minus aggregate exercise price) of stock options exercised during the years ended December 31, 2009 and 2008 were $213,089 and $141,669, respectively. The total fair value of options vested during the year ended December 31, 2009 and 2008 was approximately $1,259,000 and $1,231,000, respectively.

The total unrecognized stock-based compensation expense related to the non-qualified common stock option grants to consultants expected to be charged to operations was estimated to approximate $36,000 and $62,000, respectively, at December 31, 2009 and 2008.

10. COMPREHENSIVE INCOME (LOSS)

The Company's comprehensive income (loss) is the sum of net income (loss), the foreign currency translation adjustment and unrealized impairment loss on auction rate securities, as follows:

	For the year ended December 31,	
	2009	2008
Net income (loss)	$23,895	$(1,682,142)
Other comprehensive income:		
Foreign currency translation adjustment	(9,405)	1,411,154
Unrealized impairment loss	—	(247,000)
Total comprehensive income (loss)	$14,490	$ (517,988)

The accumulated other comprehensive income was $2,218,496 and $2,227,901 at the end of December 31, 2009 and 2008, respectively, of which the accumulated unrealized impairment loss was $0 and $247,000, and the accumulated foreign currency translation adjustment was $2,218,496 and $2,474,901 at the end of December 31, 2009 and 2008, respectively.

11. NET INCOME (LOSS) PER SHARE

The calculation of the numerator and denominator for basic and diluted net income (loss) per share is as follows:

	For the Year Ended December 31,	
	2009	2008
Numerator:		
Net income (loss)	$ 23,895	$ (1,682,142)
Denominator:		
Basic weighted average shares	23,740,592	23,681,923
Dilutive effect of common stock equivalents	266,864	—
Diluted weighted average shares	24,007,456	23,681,923

The calculation of the diluted net loss per share for the year ended 2008 excluded 221,000 shares of options because they were anti-dilutive.

12. INCOME TAXES

The Company is subject to United States federal and state income taxes as well as taxation rules and regulations in the PRC.

The income tax expense (benefit) consists of the following:

	Year Ended December 31,	
	2009	2008
Income tax expense (benefit)		
Current:		
Federal	$ —	$ (64,514)
State	(6,935)	7,873
Foreign	136,267	—
Total current	129,332	(56,641)
Deferred:		
Federal	—	500,085
State	—	(2,677)
Foreign	(36,699)	(114,643)
Total deferred	(36,699)	382,765
	$ 92,633	$ 326,124

The following table presents pre-tax income (loss) for the Company and its subsidiary:

	Year Ended December 31,	
	2009	2008
United States	$(1,956,260)	$(1,829,138)
China	2,072,788	473,120
	$ 116,528	$(1,356,018)

The following table reconciles the provision for taxes with the expected income tax obligation (benefit) by applying the United States federal statutory rate to the pre-tax income (loss):

	Year Ended December 31,	
	2009	2008
Provision (benefit) computed at statutory rate	$ 39,611	$ (461,046)
State income tax, net of federal benefit	(4,577)	5,196
Permanent differences	57,041	(139,850)
Increase in valuation allowance	566,992	1,191,008
Other	9,670	5,640
Foreign investment tax credits	(130,455)	—
Foreign rate difference	(445,649)	(274,824)
Provision for income taxes	$ 92,633	$ 326,124

The Company has a policy to permanently reinvest any earnings of MEMSIC Semiconductor in Chinese operations. The Company has not provided for U.S. income taxes that could result from the distribution of such earnings to the U.S. parent. If these earnings were ultimately distributed to the U.S. in the form of dividends or otherwise, or if the shares of MEMSIC Semiconductor were sold or transferred, the Company would be subject to additional U.S. income taxes, net of impact of any available foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings. As of December 31, 2009, the Company had cumulative foreign earnings of $6.9 million. MEMSIC Semiconductor is governed by the Income

Tax Law of the People's Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the "PRC Income Tax Law"). Pursuant to the PRC Income Tax Law, wholly-owned foreign enterprises are subject to income tax at a statutory rate comprised of a 30% foreign enterprise income tax ("FEIT"), and a 3% local income tax.

On March 16, 2007, the National People's Congress approved and promulgated a new tax law named "Enterprise Income Tax Law," which took effect beginning January 1, 2008. Under the new tax law, FIEs and domestic companies are subject to a uniform tax rate of 25%. The new tax law provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new tax law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such enterprises may gradually transition to the uniform tax rate within the transition period. For those enterprises which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the new tax law.

Since the Company's subsidiary in China was established in the Wuxi New District as a Hi-Tech enterprise, it is entitled to the reduced FEIT rate of 15% and is exempt from FEIT for its first two years of profitable operations after offsetting prior year's tax losses and is entitled to a 50% reduction in its FEIT for the following three years as approved by the tax authorities in accordance with the China Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and its Implementation Rules issued in 1991. In addition, the Company's MEMSIC Semiconductor is exempted from the 3% local income tax during the above preferential tax treatment periods of five years pursuant to the Rule Concerning Exemption or Reduction of Local Income Tax for Foreign Invested Enterprises issued by the People's Government of Guangdong Province issued in 1992.

However, according to the relevant transition preferential tax policies issued by the State Council on March 16, 2007, the preferential enterprise income tax rate under the new tax law and the transition-period preferential tax policy cannot apply simultaneously. That is to say, our Wuxi subsidiary may either choose to enjoy the exemption from enterprise income tax for 2007 and 2008 and a 50% reduction on the uniform enterprise income tax rate of 25% from 2009 to 2011, or, choose the preferential enterprise income tax rate of 15% for qualified high-technology companies under the new tax law. The Company believes the adoption of the transition-period preferential tax policy will be more beneficial to our Wuxi subsidiary.

Beginning in 2009, MEMSIC Semiconductor entered year one of a three-year 50% tax reduction from the China uniform enterprise income tax rate of 25%.

Significant components of the Company's deferred tax assets consist of the following:

	December 31,	
	2009	**2008**
Deferred tax asset		
Accruals and reserves	$ 297,517	$ 374,804
Net operating loss carryforwards	851,000	396,800
AMT tax credit carryforward	—	38,008
Depreciation and amortization	76,900	47,939
Stock-based compensation	683,900	448,100
Long term investment	84,600	84,600
Deferred tax assets	1,993,917	1,390,251
Less valuation allowance	(1,842,600)	(1,275,608)
Net deferred tax assets	$ 151,317	$ 114,643

Of the $1,842,600 valuation allowance, $84,600 was recorded through other comprehensive income in 2008 related to temporary decline of the long-term investment balance.

The deferred tax assets related to temporary differences of the Company's China subsidiary for the years ended December 31, 2009 and 2008 were $151,317 and $114,643, respectively.

During the fourth quarter of 2008, the Company entered a three-year cumulative loss with respect in the United States tax jurisdiction and therefore, concluded a valuation allowance was appropriate for its deferred tax assets in the United States. The Company recorded a full valuation allowance against its deferred tax assets based upon uncertainty with respect to future taxable income in the United States for 2009 and 2008.

At December 31, 2009, the Company had gross U.S. net operating loss carryforwards of $2.7 million, which expire in both 2028 and 2029. Included within this amount is approximately $260,000 of excess tax deductions associated with non-qualified stock options that have been exercised. When these excess tax benefits actually result in a reduction to currently payable income taxes, the tax benefit will be recorded as an increase to additional paid-in capital. The Company's operating losses may be subject to limitations under provisions of the Internal Revenue Code.

The Company has performed an analysis of its uncertain tax positions in connection with the application of ASC topic 740 as of the year ended December 31, 2009 and concluded that it has no uncertain tax positions that do not meet a more likely than not standard set forth by ASC topic 740. Therefore, the Company has recorded no tax reserve related to uncertain positions in its financial statements.

13. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases its United States corporate headquarters facility, sales offices and certain equipment under noncancelable operating leases expiring through 2012. The Company owns the property utilized for manufacturing and certain other operations located in Wuxi, Jiangsu Province, in the PRC.

At December 31, 2009, future minimum annual noncancelable operating lease commitments were $174,000, $163,000, $167,000 and $69,000 for the years ended December 31, 2010, 2011, 2012 and 2013, respectively. Total rent expense for the years ended December 31, 2009 and 2008 was $203,000 and $196,000, respectively.

Licensing Agreement and Marketing Agreements

In connection with the initial capitalization, the Company was assigned a technology license related to the design, manufacture and sale of low-cost thermal accelerometers from Analog Devices, Inc. The Company agreed to fulfill the obligations under the technology license, including royalty obligations to a university and patent prosecution expenses. While the Company believes that the agreements as a whole provide it with exclusive rights to the license and the patents, there can be no assurance that, if a third party challenges the validity of the patents, the Company will prevail and continue exclusive rights to the licensed technology and patents.

The license agreement provides that the Company pay the university a quarterly royalty of 1% of net sales, not to exceed $100,000 per year, during the term of the license agreement. The Company paid royalty fees in the amount of $100,000 in each of the two years ended December 31, 2009 and 2008, and recorded such amounts to general and administrative expenses in the consolidated statements of operations.

Employee Benefit Plan

The Company maintains a 401(k) retirement savings plan (the Plan) whereby employees may elect to defer a portion of their salary and contribute the deferred portion to the Plan. The Plan covers substantially all U.S. employees of the Company. The Company contributes an amount equal to 100% of the amount contributed by each employee, up to 2% of their base compensation. The Company's matching contributions vest over a four year period. Employee contributions and the Company's matching contributions are invested in one or more collective investment funds at the participant's direction. For the years ended December 31, 2009 and 2008, the Company's contributions, including administrative fees, were approximately $25,415 and $24,937, respectively.

Contingencies

On March 30, 2010, Honeywell International, Inc. filed a complaint in the United States District Court for the District of Massachusetts, in which it alleges that certain of the Company's magnetic sensor products infringe a United States patent held by Honeywell. The action seeks declaratory and injunctive relief, damages and costs. The Company intends to vigorously defend against the Honeywell action. The Company is in the process of evaluating the Honeywell claim and is unable at this time to estimate the range of potential loss, if any, arising from this matter.

The Company also may be subject to claims that arise out of the ordinary course of business. In management's opinion, these matters will not have a material adverse effect on the financial position of the Company.

14. SEGMENT INFORMATION

The Company conducts its operations and manages its business in one segment, the development and design, manufacture and sale of semiconductor sensor systems solutions based on MEMS technology and advanced integrated circuit design. Within this segment, the Company's chief executive officer views the operations of the manufacturing unit and the sales and marketing organizations as an integrated business unit and utilizes enterprise wide operating results as one factor in making operating decisions.

Revenues, denominated in United States dollars, by geographical region are as follows:

	For the year ended December 31,	
	2009	2008
Asia (excluding Japan)	$15,670,923	$ 9,645,189
Europe	1,726,540	1,472,064
Japan	3,972,329	3,460,290
North America	7,002,223	5,498,901
Total	$28,372,015	$20,076,444

Revenues, by product application are as follows:

	For the year ended December 31,	
	2009	2008
Mobile phone	$11,641,738	$ 7,600,739
Consumer	7,068,714	5,352,739
Automotive	7,890,032	5,621,454
Industrial/other	1,771,531	1,501,512
Total	$28,372,015	$20,076,444

Long lived assets, denominated in United States dollars, by geographical region are as follows:

	December 31,	
	2009	2008
United States	$ 6,548,657	$ 6,557,971
China	14,410,796	13,376,535
Total	$20,959,453	$19,934,506

Total assets, denominated in United States dollars, by geographical region are as follows:

	December 31, 2009	December 31, 2008
United States	$59,028,075	$58,369,649
China	38,483,866	36,652,127
Total	$97,511,941	$95,021,776

15. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Summarized activity with respect to the allowance for uncollectible accounts receivable is as follows:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at the beginning of the period	$6,441	$ 8,503
Provision for losses	—	—
Receivables charged against reserve	—	(2,062)
Balance at the end of the period	$6,441	$ 6,441

16. QUARTERLY DATA (Unaudited)

	2009 Quarter Ended			
	March	June	September	December
Net sales	$6,574,666	$ 9,117,444	$7,067,583	$ 5,612,322
Gross profit	3,133,024	4,200,839	2,920,403	2,681,468
Net income (loss)	57,171	691,193	52,066	(776,535)
Basic and diluted net income (loss) per common share	$ 0.00	$ 0.03	$ 0.00	$ (0.03)

	2008 Quarter Ended			
	March	June	September	December
Net sales	$6,258,228	$ 3,603,810[1]	$5,015,423	$ 5,198,983[2]
Gross profit	3,537,191	1,129,517	2,572,160	2,378,786
Net income (loss)	1,537,170	(1,433,277)	131,122	(1,917,157)[2]
Basic and diluted net income (loss) per common share	$ 0.06	$ (0.06)	$ 0.01	$ (0.08)

Note:

(1) The second quarter of 2008 net sales reflected a $2.0 million reversal of revenue previously recorded in the first quarter of 2008 related to the sale of torches used for the 2008 Olympic Games.

(2) The fourth quarter of 2008 net sales reflected a $171,000 reversal of rebate allowance due to a change in estimate. The fourth quarter of 2008 net loss reflected the $1.3 million impact of the Company's establishment of a valuation allowance against its deferred tax assets in the US.

17. SUBSEQUENT EVENTS

On January 15, 2010, the Company completed the acquisition of assets related to Crossbow Technology, Inc.'s commercial (non-military) Inertial Systems business and Wireless Sensor Network "Mote" and eKo business (collectively, the "Business"), including intellectual property rights and fixed assets relating to the Business. The purchase price for the purchase of the assets consisted of a payment of $18 million in cash at the closing.

The Company evaluated subsequent events occurring after the balance sheet date, December 31, 2009, and concluded that there was no event of which management was aware that occurred after the balance sheet date that would require any adjustment to the accompanying consolidated financial statements.

Item 9A. *Controls and Procedures*

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were (1) designed to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the control system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events and the application of judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of these and other inherent limitations of control systems, there is only reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2009, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Internal Control over Financial Reporting

(a) Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, management has concluded that our internal control over financial reporting is effective as of December 31, 2009 based on those criteria.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required under this Item is incorporated herein by reference to our definitive proxy statement pursuant to Regulation 14A with respect to our 2010 annual meeting of stockholders to be filed with the Commission not later than April 30, 2010 (the "2010 Proxy Statement") under the headings "Election of Directors," "Background Information About Directors Continuing in Office," "Corporate Governance" and "Information About Executive Officers."

Item 11. *Executive Compensation*

The information required under this Item is incorporated herein by reference to our 2010 Proxy Statement under the heading "Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required under this Item is incorporated herein by reference to our 2010 Proxy Statement under the heading "Information About Stock Ownership and Performance" and "Securities Authorized for Issuance under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information, if any, required under this Item is incorporated herein by reference to our 2010 Proxy Statement under the headings "Related Party Transactions" and "Corporate Governance."

Item 14. *Principal Accountant Fees and Services*

The information required under this Item is incorporated herein by reference to our 2010 Proxy Statement under the heading "Principal Accountant Fees and Services."

PART IV

Item 15. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a)(1) *Financial Statements*

The following financial statements are included in Item 8:

(a)(2) *Financial Statement Schedules*

Financial statement schedules have been omitted since the required information is not present, or not present in amounts sufficient to require filing of the schedule, or because information required is included in the consolidated financial statements or the notes thereto.

(a)(3) *Exhibits*

The following exhibits are included in this Annual Report on Form 10-K:

Exhibit No.	Description	Filed with This Form 10-K	Incorporated by Reference Form	Filing Date	Exhibit No.
3.1	Second Amended and Restated Certificate of Incorporation of MEMSIC, Inc.		8-K	December 19, 2007	3.1
3.1	Amended and Restated By-Laws of MEMSIC, Inc.		S-1/A	November 30, 2007	3.4
4.1	Form of common stock certificate.		S-1/A	December 7, 2007	4.2
4.2	Fifth Amended and Restated Investor Rights Agreement.		S-1	September 28, 2007	4.3
10.1	Technology License Agreement, dated March 3, 1999, between the Registrant and Analog Devices, Inc.		S-1	September 28, 2007	10.1
10.2	License Agreement, dated December 1, 1998, between Analog Devices, Inc. and Simon Fraser University together with the Amendment No. 1, dated January 1, 2005 between the Registrant and Simon Fraser University.		S-1	September 28, 2007	10.2
10.4	MEMSIC, Inc. 2000 Omnibus Stock Plan.		S-1	September 28, 2007	10.9
10.5	MEMSIC, Inc. 2007 Stock Incentive Plan.		S-1	September 28, 2007	10.10
10.6	Form of Incentive Stock Option Agreement between the Registrant and its officers and employees.		S-1	November 21, 2007	10.12

Exhibit No.	Description	Filed with This Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
10.7	Form of Non-Qualified Stock Option Agreement between the Registrant and directors, officers, employees and consultants of the Registrant		S-1	November 21, 2007	10.13
10.8	Form of Senior Executive Change in Control Agreement.		S-1	September 28, 2007	10.11
21.1	List of subsidiaries.		S-1	September 28, 2007	21
23.1	Consent of Ernst & Young LLP	X			
31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X			
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X			
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X			
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X			

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of March 31, 2010.

MEMSIC, INC.
(Registrant)

By: /s/ YANG ZHAO

Yang Zhao, Ph.D.
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities stated as of March 31, 2010.

Name	Title
/s/ YANG ZHAO **Yang Zhao**	Chairman of the Board, Chief Executive Officer and President *(Principal Executive Officer)*
/s/ PATRICIA NIU **Patricia Niu**	Chief Financial Officer *(Principal Financial and Accounting Officer)*
/s/ ROGER W. BLETHEN **Roger W. Blethen**	Director
/s/ LARRY A. KAUFMAN **Larry A. Kaufman**	Director
/s/ MICHAEL TUNG **Michael Tung**	Director
/s/ DAVID YANG **David Yang**	Director
/s/ PAUL M. ZAVRACKY **Paul M. Zavracky**	Director

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-33813

MEMSIC, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**04-3457049**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

One Tech Drive, Suite 325,
Andover, MA 01810
Telephone: (978)738-0900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.00001 par value	The Nasdaq Stock Market, LLC (Nasdaq Global Market)

Securities registered pursuant to Section 12(b) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of voting stock held by non-affiliates of the registrant was approximately $67,500,058.

On April 28, 2010, 23,804,863 shares of our common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This Amendment No. 1 to Annual Report on Form 10-K/A amends our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 31, 2010 (the "Original Report"). This Form 10-K/A replaces in its entirety the information previously incorporated by reference in Part III of the Original Report.

INDEX TO FORM 10-K/A

PART III

Item 9. *Directors, Executive Officers and Corporate Governance*

Board of Directors

Our board of directors is divided into three classes. Each of the directors serves a three-year term, with one class of directors being elected by our stockholders at each annual meeting. Currently, our directors are divided into Classes I, II and III as follows:

Name	Age	Term Expires	Position
CLASS I DIRECTORS			
Lawrence A. Kaufman, Ph.D.[1]	68	2011	Director
David Yang[2][3]	41	2011	Director
CLASS II DIRECTORS			
Roger W. Blethen[2]	58	2012	Lead Director
Yang Zhao, Ph.D.	47	2012	President, Chief Executive Officer and Chairman of the Board of Directors
CLASS III DIRECTORS			
Michael Tung[1][3]	54	2010	Director
Paul M. Zavracky, Ph.D.[1][2][3]	61	2010	Director

(1) Member of nominating committee.
(2) Member of compensation committee.
(3) Member of audit committee.

Yang Zhao, Ph.D. is our founder and has served as our President and Chief Executive Officer since our inception and as chairman of the Board of Directors since 2007. Dr. Zhao has over 17 years of experience in MEMS technology and related business development. Prior to founding our company in 1999, Dr. Zhao served in various management positions at Analog Devices, Inc. for seven years, where he was instrumental in developing ADI's MEMS product line and forming industry-wide strategic relationships. Dr. Zhao is well-recognized in the field of MEMS technology. He has been named as an inventor on 22 U.S. patents in IC circuit, processing, packaging and MEMS technology. Dr. Zhao holds a B.S. degree in physics from Peking University, as well as a master's degree and a Ph.D. in electrical engineering from Princeton University where he studied under Professor Daniel Tsui, who won the 1998 Nobel Prize in physics. He is currently the vice chairman of the board at the School of Engineering of Peking University. We believe that Dr. Zhao's educational background in electrical engineering and MEMS technology, his prior management experience and his extensive knowledge of our company's history and culture, its products, technology and personnel, and its markets and customers, qualify him to serve as a member of our board of directors.

Roger W. Blethen has served as a director since 2005. In March 2008, our Board of Directors also designated Mr. Blethen as our lead director. In 2001, Mr. Blethen was appointed chairman of the board of LTX Corporation, a provider of semiconductor test solutions to major integrated-circuit manufacturers. Mr. Blethen served as the president and chief executive officer of LTX Corporation from 1994 to October 2005. Mr. Blethen serves as Chairman of Quebec-based Diablo Technologies Inc. Mr. Blethen currently serves Northeastern University on its Industrial Advisory Board to the Department of Electrical and Computer Engineering and as an advisor to its School for Technological Entrepreneurship. Mr. Blethen received his B.S. in Electrical Engineering from Northeastern University in 1974. We believe that Mr. Blethen's educational background in electrical engineering, his broad knowledge of the semiconductor industry, gained from his long tenure as a senior operating executive and director of LTX Corporation and as a director of Diablo Technologies, and the skills, judgment and experience he has accumulated in these capacities and as a chief executive officer qualify him to serve as a member of our board of directors.

Lawrence A. Kaufman, Ph.D. has served as a director since 2008. Dr. Kaufman has been the president and chief executive officer of Lightwave Power Inc., a provider of photovoltaic products for solar energy, since May 2008. From 2006 to 2007, Dr. Kaufman was a partner in The GulfStream Group. Prior to joining The GulfStream Group, Dr. Kaufman founded Sionex Corporation, a venture-backed company that develops miniature chemical sensors, and served as its president and chief executive officer from 2000 to 2003 and as Executive Vice President from 2003 to 2005. Dr. Kaufman currently serves as a director of Top Banana, a non-profit education company, a director of Sionex Corporation and is a partner in The Pinnacle Acquisition Group. Dr. Kaufman was a director of Optical Tape Systems, Inc., from 2005 to 2007, and a director of The MicroOptical Corporation, from 2002 to 2006. Dr. Kaufman received a Bachelor of Science degree in Physics from Rensselaer Polytechnic Institute and a Ph.D. in Solid State Physics from Tufts University. We believe that Dr. Kaufman's educational background in solid state physics, his knowledge of many facets of the electronics industry, and his management experience gained from his employment as a senior operating executive and director of companies in a wide range of businesses qualify him to serve as a member of our board of directors.

Michael Tung has served as a director since 2004. Mr. Tung joined InveStar Capital Inc. as chief financial officer and Managing Partner in 2002 and is responsible for managing its investment portfolio companies in both Taiwan and U.S. Mr. Tung also serves as Managing Partner to manage the Silicon Valley office. Mr. Tung has over 20 years of experience in finance, taxation, accounting and general management. He served as chief financial officer for more than 10 years in various organizations, including Acer America Corp., Foxconn Corporation and Fibera Inc. (a start-up company). Mr. Tung worked as Senior Audit Manager of KPMG for 10 years. Mr. Tung received a B.S. degree in Accounting from Tam Kay University. We believe that Mr. Tung's educational background in accounting and finance, his broad experience in finance, taxation, accounting and general management and his knowledge of our industry, gained from his employment as an executive of Investar Capital and as a chief financial officer of companies engaged in businesses similar to ours, qualify him to serve as a member of our board of directors.

David Yang has served as a director since 2007. Mr. Yang is a partner of The CID Group and joined The CID Group as one of the founding employees in 1998. Prior to founding The CID Group, Mr. Yang co-founded an incubator firm, Future Technology Consulting, Inc. to provide legal and advisory work to technology start-up companies in Taiwan. From 1994 to 1997, he served as a lawyer for Tsar and Tsai Law Firm and Jones Day. Mr. Yang has previously served as director or observer for Techwell, Inc., Advanced Analogic Technologies, Inc. and Young Fast Optoelectronic Co., Ltd. Mr. Yang received a J.D. degree from Cornell University in 1993 and a B.A. degree in Asian Studies from the University of Michigan, Ann Arbor in 1990. We believe that Mr. Yang's professional training in law, his extensive experience in advising companies engaged in businesses similar to ours, his service as a director and board observer to such companies and his background as a private equity investor qualify him to serve as a member of our board of directors.

Paul M. Zavracky, Ph.D. has served as a director since 1999. Dr. Zavracky's more than 30 years of business experience includes research at MIT Lincoln Laboratory, teaching at a major university, and management of successful venture funded companies. Since 2006 he has served Northeastern University as the Dean of the School of Technological Entrepreneurship. From 1998 to 2006, he was the president and chief operating officer of The MicroOptical Corporation, a start-up company he co-founded. Between 1991 and 1998, he was a tenured professor of electrical engineering at Northeastern University. Before joining Northeastern University, Dr. Zavracky was the chief operating officer of Kopin Corporation, a venture backed company that he and a small group of colleagues from the Massachusetts Institute of Technology's Lincoln Labs started. He led the effort in establishing Kopin's SOI materials capability as an enabling technology for liquid crystal microdisplays. Dr. Zavracky spent five years at The Foxboro Company as principal scientist and technical group leader establishing a MEMS program beginning in 1980. Dr. Zavracky also spent five years at Coulter Corporation managing the government system group working on electrophotographic film and five years at MIT Lincoln Laboratory where he was involved in the development of materials for solar energy applications. He obtained his Ph.D. in Physics at Tufts University. He holds Bachelors and Master's degrees in Physics from Northeastern University. He has more than 100 publications and 67 issued patents. We believe that Dr. Zavracky's educational background in physics, his distinguished academic background, his experience as an entrepreneur and his service in senior scientific and operating executive positions at a range of large and small companies in industries related to our own qualify him to serve as a member of our board of directors.

Chairman of the Board and Lead Director

Yang Zhao, Ph.D., our president and chief executive officer, is also the chairman of our board of directors. In that capacity, he presides over all meetings of the board. In March 2008, our board of directors established the additional position of lead director and appointed Roger Blethen to serve in that position. Our lead director is a non-employee director whose responsibilities are to:

- preside over board meetings in the absence of the chairman and lead "executive sessions" of the board (i.e., sessions without management present);
- consult with other directors concerning corporate governance matters and identification of issues for board meeting discussions and set the board meeting agenda in consultation with the chairman;
- advise the chief executive officer on organizational development, business strategy and corporate governance; and
- advise the chief executive officer and chief financial officer on appropriate communications policies and procedures.

Audit committee. Our audit committee consists of Messrs. Tung, Yang and Zavracky, with Mr. Tung serving as chair. Our audit committee oversees our corporate accounting and financial reporting process and internal controls over financial reporting. Our audit committee evaluates the qualifications, independence and performance of our independent registered public accounting firm, Ernst & Young LLP; engages and determines the compensation of the independent auditor; approves the retention of the independent auditor to perform any proposed permissible non-audit services; reviews our financial disclosures, including our critical accounting policies and internal controls over financial reporting; prepares an annual report to our stockholders for inclusion in our proxy statement; reviews and approves in advance any proposed related party transactions; and discusses with management and the independent auditor the results of the annual audit and our financial statements. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, The Nasdaq Global Market and SEC rules and regulations. In addition, the board of directors has determined that Mr. Tung is qualified as an "audit committee financial expert" within the meaning of the SEC rules and regulations. A copy of the charter of our audit committee is available in the Investor Relations section of our website at *www.memsic.com.*

2009 Director Compensation

Members of our board of directors receive cash retainers (payable quarterly in arrears), per meeting fees and annual stock option awards, as follows:

- each non-employee director receives a cash retainer in the amount of $20,000 per year;
- our lead director and chairpersons of our standing committees receive additional annual cash retainers, as follows: lead director, $20,000; audit committee chair, $10,000; compensation committee chair, $7,500; and nominating committee chair, $5,000;
- each incumbent non-employee director receives annually a non-qualified stock option to purchase 12,000 shares of our common stock, and any newly elected non-employee director will receive upon such election a non-qualified stock option to purchase 20,000 shares of our common stock; and
- our non-employee directors also receive cash fees for each meeting of the board of directors or of any committee of which they are members that they attend, as follows: all non-employee directors, $2,500 per board meeting; audit committee chair, up to $1,500 per audit committee meeting; compensation committee chair, $2,500 per compensation committee meeting; and other members of our standing committees, $1,000 per committee meeting.

The following table details the compensation paid to our directors, other than Dr. Zhao, for the year ended December 31, 2009.

	Fees earned or paid in cash[1]	Option Awards[2]	Total
Roger W. Blethen[3]	$66,500	$3,496	$69,996
Lawrence A. Kaufman[4]	$36,500	$6,579	$43,079
Michael Tung[3]	$51,500	$3,496	$54,996
David Yang[3]	$41,500	$3,496	$44,996
Paul M. Zavracky[3]	$45,500	$3,496	$48,996

(1) Amounts shown reflect fees earned in calendar year 2009 and do not include fees paid in 2009 for services provided in calendar year 2008.

(2) Represents the grant date fair value of non-qualified stock options granted to each non-employee director, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). The assumptions used to calculate the fair value of the stock options granted in 2009 are described in Note 9 to the consolidated financial statements included in this Report.

(3) On March 12, 2009, we granted to each non-employee director a non-qualified stock option to purchase 12,000 shares of our common stock at an exercise price of $1.75 per share, vesting in equal installments on each of the first three anniversaries of the date of grant.

(4) On January 21, 2009, we granted Dr. Kaufman in connection with his initial appointment as a director a non-qualified stock option to purchase 20,000 shares of our common at an exercise price of $1.64 per share, vesting in equal installments on each of the first three anniversaries of the date of grant.

Code of Conduct and Code of Ethics

Our board of directors has adopted a code of conduct, which establishes the standards of ethical conduct applicable to all of our directors, officers and employees. Our code of conduct addresses issues relating to, among other things, conflicts of interest, related party transactions, use of company funds and sensitive payments, corporate opportunities, internal controls over financial reporting, and confidential information. In addition, our board of directors has adopted a code of ethics applicable to our chief executive officer and chief financial officer. Our code of ethics sets guidelines for these individuals to implement policies and procedures to enhance disclosure and reporting system at our company. Our code of conduct is publicly available on our website at *http://www.memsic.com.* Any waiver of our code of conduct or code of ethics with respect to our chief executive officer, chief financial officer, controller or persons performing similar functions may only be authorized by our audit committee and will be disclosed as required by applicable law.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who beneficially own more than ten percent of a registered class of our equity securities, to file reports of ownership of, and transactions in, our securities with the Securities and Exchange Commission. These directors, executive officers and ten-percent stockholders are also required to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms received by us, and on written representations from certain reporting persons, we believe that during 2009 our directors, officers and ten-percent stockholders complied with all applicable Section 16(a) filing requirements.

Executive Officers

The following table sets forth information with respect to our executive officers as of April 28, 2010:

Name	Age	Position
Yang Zhao, Ph.D	47	President, Chief Executive Officer; Director
Patricia Niu	43	Chief Financial Officer
Mark S. Laich	48	Vice President—Worldwide Sales

Further information regarding Dr. Zhao is available under the section titled "–Board of Directors."

Patricia Niu has served as our Chief Financial Officer since June 2008. From 2003 to 2008, Ms. Niu held positions as our Vice President of Finance and Corporate Controller. Ms. Niu has over 15 years of experience in corporate finance and four years of experience in commercial banking. Prior to joining MEMSIC, Ms. Niu served as the International Business Unit Controller at Key3Media Events, Inc. from 2001 to 2002 and Audit Supervisor and Senior Financial Analyst at Fresenius Medical Care, N.A. from 1995 to 2001. From 1989 through 1995, Ms. Niu was a commercial lender at Bank of China, Head Office in Beijing, China and The Savings Bank in Wakefield, Massachusetts. Ms. Niu received an M.B.A. from Northeastern University in Boston in 1994 and a B.A. from Beijing Foreign Studies University in China in 1989.

Mark S. Laich has served as our Vice President of Worldwide Sales since October 2008. Mr. Laich has over 21 years experience in semiconductor sales and intellectual property licensing. From October 2004 to December 2007, Mr. Laich held various senior sales management positions with Potentia Semiconductor Corporation. Prior to Potentia Semiconductor, from March 2001 to September 2004, Mr. Laich was director of sales at Azanda Network Devices, Inc. Mr. Laich received a Bachelor of Science in Electrical Engineering from Virginia Polytechnic Institute.

Item 10. *Executive Compensation*

2009 Summary Compensation Table. The following table sets forth compensation information for our chief executive officer and our two other most highly compensated executive officers who were in office at December 31, 2009. These persons are referred to as our "named executive officers" elsewhere in this Report. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards[1]	All Other Compensation ($)	Total ($)
Yang Zhao, Ph.D.	2009	$257,683	$200,000	$ —	$3,000[2]	$460,683
President and Chief Executive Officer	2008	250,000	—	15,071	1,500[2]	266,571
Patricia Niu	2009	155,000	75,000	—	—	230,000
Chief Financial Officer	2008	155,000	20,000[3]	11,303	—	186,303
Mark S. Laich[4]	2009	165,000	115,000	—	—	280,000
Vice President—Worldwide Sales	2008	25,385	—	5,466	—	30,851

(1) Amounts shown do not reflect compensation actually received by the named executive officer. The amounts shown represent the grant date fair value of stock options granted to the named executive officer, computed in accordance with ASC 718. The assumptions used to calculate the fair value of the stock options granted in 2009 and 2008 are described in Note 9 to the consolidated financial statements included in this Report.

(2) Represents cash awards under our patent reward policy, as a result of the issuance and assignment to us of patents on inventions made by Dr. Zhao.

(4) The board approved a $20,000 bonus to Ms. Niu for her taking on the responsibility of serving as our Chief Financial Officer following the resignation of Shang Hsiao in June 2008.

(4) Mr. Laich was appointed as our Vice President—Worldwide Sales in October 2008

Outstanding Equity Awards at December 31, 2009. The following table provides information concerning outstanding equity awards held by each of our named executive officers as of December 31, 2009.

	Option Awards				
	Number of securities underlying unexercised options				
Name	**(#) Exercisable[1]**	**(#) Unexercisable[1]**	**(#) Unearned**	**Option exercise price ($)**	**Option expiration date**
Yang Zhao	46,250[2]	—	—	$ 0.30	01/01/2015
	125,000[3]	125,000[3]	—	11.70	10/03/2017
	—	—	250,000[3]	11.70	10/03/2017
	25,000[4]	75,000[4]	—	2.53	08/08/2018
Patricia Niu	10,000[5]	—	—	0.30	09/08/2014
	18,750[6]	6,250[6]	—	1.54	11/09/2016
	25,000[7]	25,000[7]	—	7.64	08/22/2017
	18,750[8]	56,250[8]	—	2.53	08/08/2018
Mark S. Laich	30,000[9]	90,000[9]	—	1.80	10/28/2018

(1) Except as disclosed in Note 3, all options in this table vest in equal installments over four years.
(2) Granted pursuant to our 2000 Omnibus Stock Plan on February 10, 2005 with a vesting start date of January 1, 2005.
(3) Granted on October 3, 2007. 250,000 shares were granted pursuant to our 2000 Omnibus Stock Plan and vest in equal installments over four years. The additional 250,000 shares were granted pursuant to our 2007 Stock Incentive Plan and vest according to the following performance-based criteria: (i) 62,500 shares vest on the day after any period of 12 rolling months in which we recognize at least $10.5 million in earnings before taxes, excluding amortization of intangible assets associated with future acquisitions; (ii) an additional 62,500 shares vest on the day after any period of 12 rolling months in which we recognize at least $13.1 million in earnings before taxes, excluding amortization of intangible assets associated with future acquisitions; (iii) an additional 62,500 shares vest on the day after any period of 12 rolling months in which we recognize at least $15.8 million in earnings before taxes, excluding amortization of intangible assets associated with future acquisition; and (iv) an additional 62,500 shares vest on the day after any period of 12 rolling months in which we recognize at least $18.4 million in earnings before taxes, excluding amortization of intangible assets associated with future acquisitions. Irrespective of the above terms and conditions, the options shall vest fully on the eighth anniversary of the grant date.
(4) Granted on August 8, 2008 with a vesting start date of August 8, 2008.
(5) Granted on October 15, 2004 with a vesting start date of September 8, 2004.
(6) Granted on November 9, 2006 with a vesting start date of November 9, 2006.
(7) Granted on August 22, 2007 with a vesting start date of August 22, 2007.
(8) Granted on August 8, 2008 with a vesting start date of August 8, 2008.
(9) Granted on October 28, 2008 with a vesting start date of October 28, 2008.

Employment Arrangements with Named Executive Officers

Change in Control Agreements. On March 26, 2009, we entered into Senior Executive Change in Control Agreements, or the Change in Control Agreements, with Yang Zhao and Patricia Niu. These agreements provide for the acceleration of vesting of stock options held by Dr. Zhao and Ms. Niu if, after a change in control, we terminate the executive's employment without cause or the executive terminates his or her employment due to a breach by us (as each event is defined in the Change in Control Agreements). Once the acceleration provisions of the Change in Control Agreements are triggered, the vesting of each option held by the executive shall be accelerated such that a portion of such options equal to the portion that would otherwise have vested during the last year of the vesting schedule shall become exercisable immediately. This acceleration shall be applied after, and not in lieu of, any accelerated vesting that may be provided for under the terms of such option and any plan under which such option was granted and by any resolution of our board of directors or any committee thereof. However, to the extent that the total acceleration of vesting that each executive would receive exceeds a combined total of twenty-four (24) months then the provisions of these Change in Control Agreements shall not apply.

Item 11. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Stock Owned by Directors, Executive Officers and Greater-Than-5% Stockholders

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of April 28, 2010, by:

- Each beneficial owner of 5% or more of the outstanding shares of our common stock;
- Each of our named executive officers;
- Each of our directors; and
- All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and is based on 23,804,863 shares of our common stock outstanding as of April 28, 2010. Amounts under the heading "Right to Acquire" represent shares that may be acquired upon exercise of stock options that are currently exercisable or exercisable within 60 days of April 28, 2010. For purposes of calculating percentages in the table below, shares listed opposite the name of a person under the heading "Right to Acquire" are deemed outstanding and beneficially owned by such person, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is c/o MEMSIC, Inc., One Tech Drive, Andover, Massachusetts 01810.

	Beneficial Ownership			
Name and Address of Beneficial Owner	**Shares Outstanding**	**Right to Acquire**	**Total**	**% of Outstanding**
5% Stockholders				
Entities Affiliated with IDG-Accel China Growth Fund II L.P. c/o IDG VC Management Ltd.[1] Unit 1509, The Center 99 Queen's Road Central, Hong Kong	4,725,223	—	4,725,223	19.85%
Seligman Spectrum Focus (Master) Fund[2] PO Box 309 Ugland House, South Church Street George Town, Grand Cayman KY1-1104	2,864,504	—	2,864,504	12.03%
Still River Fund II, LP 1601 Trapelo Road Waltham, Massachusetts 02451	2,778,107	—	2,778,107	11.67%
Entities Affiliated with InveStar Capital, Inc.[3] 333 W. San Carlos Street San Jose, California 95110	2,508,014	—	2,508,014	10.54%
Named Executive Officers				
Yang Zhao, Ph.D	1,750,750[4]	196,250	1,947,000	8.11%
Patricia Niu	40,000	72,500	112,500	*
Mark S. Laich	—	30,000	30,000	*
Directors				
Michael Tung	2,508,014[3]	12,000	2,520,014	10.58%
David Yang	925,000[5]	12,000	937,000	3.93%
Paul M. Zavracky	36,000	87,000	123,000	*
Roger W. Blethen	—	87,000	87,000	*
Lawrence A. Kaufman	—	5,000	5,000	*
All current directors and executive officers as a group (8 persons)	5,259,764	501,750	5,761,514	23.70%

* Less than 1.0%

(1) Information based upon an amendment to Schedule 13G filed with the Securities and Exchange Commission on February 12, 2010. Includes 4,146,394 shares of which the record owner is IDG-Accel China Growth Fund II L.P., 339,108 shares of which the record owner is IDG-Accel China Investors II L.P., 150,000 shares of which the record owner is IDG Technology Venture Investments, LP., 71,393 shares of which the record owner is IDG Technology Venture Investments, LLC, and 18,328 shares of which the record owner is IDG Technology Venture Investment III, L.P. Quan Zhou and Patrick J. McGovern are directors and executive officers of IDG-Accel China Growth Fund GP II Associates Ltd., which is the ultimate general partner of both IDG-Accel China Growth Fund II L.P. and IDG-Accel China Investors II L.P. Quan Zhou and Patrick J. McGovern are the managing members of IDG Technology Venture Investment III, LLC, which is the general partner of IDG Technology Venture Investment III, L.P. Quan Zhou and Patrick J. McGovern are the managing members of IDG Technology Venture Investments, LLC, which is the general partner of IDG Technology Venture Investments, LP.

(2) Information based upon a Schedule 13D filed with the Securities and Exchange Commission on April 12, 2010 and Forms 3 and 4 filed on April 23, 2010. The Schedule 13D was filed jointly with Ameriprise Financial, Inc. and RiverSource Investments, LLC. Ameriprise Financial, Inc., is the parent company of RiverSource Investments, LLC. RiverSource Investments, LLC is an investment adviser to the reporting person.

(3) Includes 1,363,500 shares held by InveStar Semiconductor Development Fund, Inc., and 1,144,514 shares held by InveStar Semiconductor Development Fund, Inc. (II) LCD, together the "InveStar Funds." InveStar Capital, Inc., a Cayman Islands limited liability company, acts as investment manager of InveStar Funds and exercises investment control over the shares held by such entities. Michael Tung is the chief financial officer and managing partner of InveStar Capital, Inc. InveStar Capital, Inc. and Mr. Tung may be deemed to beneficially own the shares held by InveStar Funds and each disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. TSMC International Investment Ltd. holds 97.08% interest in the InveStar Funds.

(4) Includes 240,363 shares of common stock held by Yang Zhao, as Trustee of the Yang Zhao Children's Grantor Retained Annuity Trust, 600,908 shares of common stock held by Yang Zhao, as Trustee of the Yang Zhao Grantor Retained Annuity Trust FBO Naifeng Yang, and 205,000 shares of common stock given to Amy Chen.

(5) Includes 462,500 shares held by Asia Pacific Genesis Venture Capital Fund, L.P., 128,000 shares held by C&D Capital Corp., 113,500 shares held by Global Vision Venture Capital Co., Ltd., 62,500 shares held by Asia Pacific Century Venture Capital LTD, 47,500 shares held by China Power Venture Capital Co., Ltd., 26,500 shares held by Nien Hsing International (Bermuda) Ltd., 21,500 shares held by Asiagroup Worldwide Limited, 17,500 shares held by STAR Pacific Worldwide Limited, 16,500 shares held by A&D Capital Corp., 16,500 shares held by J&D Capital Corp., and 12,500 shares held by CAM-CID Asia Pacific Investment Corp. The CID Group and its affiliates have entered into investment management agreements to manage the investment direction of these entities' funds. Steven Chang, managing partner of The CID Group, and David Yang, a partner of The CID Group, share voting and dispositive power over shares held by these entities. Mr. Yang disclaims beneficial ownership in all shares except to the extent of his pecuniary interest therein, if any.

Equity Compensation Plan Information

We have one equity compensation plan under which shares are currently authorized for issuance, our 2007 Stock Incentive Plan. In addition, we have one equity compensation plan under which awards are currently outstanding but pursuant to which no future awards may be granted, our 2000 Omnibus Stock Plan. Both of our equity compensation plans were approved by our stockholders prior to our initial public offering in December 2007. The following table provides information regarding securities authorized for issuance as of December 31, 2009 under our equity compensation plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	2,099,179	$5.36	894,288[1]
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	2,099,179	$5.36	894,288

(1) Excludes 900,000 additional shares which may become issuable under our 2007 Stock Incentive Plan pursuant to evergreen provisions approved by our stockholders on November 9, 2007, which provide that, on each of the first five anniversaries of the adoption of the 2007 Incentive Plan, the shares available for the future grant of awards under the plan shall be increased by the lesser of (i) 300,000 shares and (ii) an amount determined by the board of directors.

Item 12. ***Certain Relationships and Related Transactions and Director Independence***

Director Independence

A majority of our directors are independent within the meaning of the applicable rules of the SEC and The Nasdaq Stock Market, LLC. Specifically, our board of directors has determined that each of Messrs. Blethen, Kaufman, Tung, Yang and Zavracky is an independent director.

Policies and Procedures Regarding Related Party Transactions

Our policies and procedures for related party transactions are contained in our code of conduct and our audit committee charter.

Our code of conduct requires all of our employees, officers and directors to report to our chief executive officer any significant related-party transaction that he or she believes exits or might occur. These related-party transactions include those between our company and: (i) family members or friends of an employee, officer or director; (ii) an organization for which the employee, officer or director currently or has in the past five years served as an officer, director, trustee or partner; (iii) an organization in which the employee, officer or director has a financial interest, other than an investment of less than 1% of the outstanding shares of a publicly-held company; and (iv) any individual or organization with whom the employee, officer or director is negotiating, or with whom he or she has an arrangement, concerning prospective employment.

Our audit committee charter provides the committee with the responsibility to review, and the authority to approve or disapprove, any transaction between our company and any (i) of our directors or executive officers; (ii) nominee for election as a director; (iii) person known to our company to own more than 5% of any class of our voting securities; (iv) member of the immediate family of any such person, if such transaction is required to be disclosed under the related-party transactions rules of the SEC.

In addition to the compensation arrangements with directors and the executive officers described above, the following is a description of each transaction during fiscal year 2009 and each currently proposed transaction in which:

- we have been or are to be a participant;
- the amount involved exceeds $120,000; and
- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Relationship with InveStar Funds and Taiwan Semiconductor Manufacturing Company, Limited, or TSMC

InveStar Semiconductor Development Fund, Inc. and InveStar Semiconductor Development Fund, Inc. (II) LCD, together the "InveStar Funds," hold in aggregate approximately 10.6% of our common stock on a fully diluted basis. TSMC, our largest third-party supplier, has historically supplied substantially all of our wafers required in our manufacturing process. In 2009, we purchased an aggregate of $4.9 million in wafers from TSMC. TSMC holds in the aggregate 97% interest in the Investar Funds and is authorized to appoint the board of directors of the InveStar Funds. InveStar Capital, Inc. is the fund manager and holds the remaining interest in the InveStar Funds. One of our directors, Michael Tung, is the managing partner and chief financial officer of InveStar Capital, Inc.

Item 13. ***Principal Accountant Fees and Services***

Fees for Professional Services

The following is a summary of the fees for professional services rendered by Ernst & Young LLP for 2009 and 2008:

Fee category	Fees 2009	Fees 2008
Audit fees	$567,000	$540,000
Audit-related fees	25,000	—
Tax fees	60,500	49,600
All other fees	—	—
Total fees	$652,500	$589,600

Audit fees. Audit fees represent fees for professional services performed by Ernst & Young LLP for the audit of our annual financial statements and the review of our quarterly financial statements, as well as services that are normally provided in connection with statutory and regulatory filings or engagements and related expenses.

Audit-related fees. Audit-related fees represent fees for assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of our financial statements, including consultation on accounting standards or accounting for specific transactions.

Tax fees. Tax fees represent fees for professional services performed by Ernst & Young LLP with respect to tax compliance, tax advice and tax planning and related expenses. These services include assistance with the preparation of federal, state, and foreign income tax returns.

All other fees. All other fees represent fees for products and services provided by Ernst & Young LLP, other than those disclosed above.

Pre-Approval Policies and Procedures

Our audit committee's pre-approval policies or procedures do not allow our management to engage Ernst & Young LLP to provide audit, audit-related or non-audit related services without audit committee pre-approval. All of the services provided by Ernst & Young LLP during 2009 and 2008 were pre-approved.

PART IV

Item 14. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K*

(a) (3) *Exhibits*

The following exhibits are included in this Amendment No. 1 to our Annual Report on Form 10-K:

Exhibit No.	Description
31.1	Certification of the Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of April 30, 2010.

MEMSIC, INC.
(Registrant)

By: /s/ YANG ZHAO

Yang Zhao
Chief Executive Officer and President

CORPORATE INFORMATION

Executive Officers

Yang Zhao, Ph.D.
President and Chief Executive Officer

Patricia Niu
Chief Financial Officer

Mark S. Laich
Vice President of Worldwide Sales

Directors

Yang Zhao, Ph.D.
Chairman of the Board of Directors

Roger W. Blethen
Lead Director
Chairman of LTX-Credence Corporation

Lawrence A. Kaufman, Ph.D
President and Chief Executive Officer
Lightwave Power Inc

Michael Tung
Managing Partner
InveStar Capital Inc.

David Yang
Partner
The CID Group

Paul M. Zavracky, Ph.D.
Dean of the School of Technological Entrepreneurship
Northeastern University

Corporate Offices

MEMSIC, Inc.
One Tech Drive, Suite 325
Andover, Massachusetts 01810
Phone: (978) 738-0900
www.memsic.com

Stock Transfer Agent

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Phone: (212) 936-5100
www.amstock.com

Independent Auditors

Ernst & Young LLP
Boston, Massachusetts

Corporate Counsel

Foley Hoag LLP
Boston, Massachusetts

Stock Listing

The Company's Common Stock is traded on The Nasdaq Global Market under the symbol "MEMS."

Investor Relations

Please direct inquiries to:
MEMSIC, Inc.
Investor Relations
(978) 738-0900x240 or
IR@memsic.com